Exhibit 99.2

EUROPEAN LITHIUM LIMITED

ABN 45 141 450 624

Consolidated Financial Statements

For the Year Ended 30 June 2025 and 2024

EUROPEAN LITHIUM

CORPORATE DIRECTORY

DIRECTORS
Antony Sage - Executive Chairman
Malcolm Day - Non-Executive Director
Michael Carter – Non-Executive Director
Mykhailo Zhernov – Non-Executive Director

JOINT COMPANY SECRETARY
Melissa Chapman
Catherine Grant-Edwards

REGISTERED OFFICE
32 Harrogate Street
West Leederville, WA, 6007
Ph: +61 (8) 6181 9792
Fax: +61 (8) 9380 9666

CONTACT DETAILS
www.europeanlithium.com
Email: IR@europeanlithium.com

SOLICITORS TO THE COMPANY
Steinepreis Paganin
Level 14, QV1 Building
250 St Georges Terrace
Perth WA 6000

AUDITORS
SW Audit
Level 18, 197 St Georges Terrace
Perth WA 6000

STOCK EXCHANGES

Australian Securities Exchange	ASX Code: EUR
Frankfurt Stock Exchange	FRA Code: PF8
OTC Market	OTC Code: EULIF

SHARE REGISTRY
Computershare Investor Services Pty Limited
Level 11, 172 St Georges Terrace
Perth WA 6000
Tel: 1300 85 05 05 (Australia)
(Outside Australia) +61 3 9415 4000

FINANCIAL STATEMENTS 2025 AND 2024	Page 1

FINANCIAL STATEMENTS 2025 AND 2024	Page 2

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED 30 JUNE 2025 AND 2024

	Note	2025 A$	2024 A$
Continuing operations
Other income	4	1,244,323	451,964
Employee benefits expense		(2,701,604)	(760,809)
Depreciation and amortisation expense	12	(8,167)	(18,451)
Depreciation and amortisation expense – leased assets	18	(41,720)	(55,620)
Finance costs	5	(1,051,971)	(45,688,280)
Exploration expenditure expensed		(399,875)	(292,246)
Exploration expenditure impairment	13	(14,496,678)	-
Consulting fees	5	(20,103,935)	(2,946,397)
Travel expenses		(546,674)	(168,025)
Regulatory and compliance costs		(1,751,481)	(1,123,730)
Gain/(Loss) on fair value of financial assets through profit or loss	17	3,254,138	6,811,485
Share based payment expense	27	(49,072,093)	(1,240,592)
Share of net losses of associate accounted for using the equity method	14	7,230	(15,021)
Loss on disposal of fixed asset	12	(1,460)	-
Merger expenses	5	(4,635,221)	(4,967,583)
Listing expenses	5	-	(116,840,485)
Gain/(loss) on extinguishment of liability		363,633	-
Foreign exchange gain/(loss)		(1,789,586)	52,683
Administration expenses		(25,959)	(149,265)
Promotion / IR / PR		(2,179,590)	(525,008)
Insurance		(3,296,861)	(1,329,897)
Impairment of convertible notes	11	(698,294)	-
Gain/(loss) on fair value of warrants	23	76,534	(31,455,882)
Share of net losses of JV accounted for using the equity method	16	1,084,608	-
Other expenses		(20,288)	(17,142)
Loss before income tax		(96,790,991)	(200,278,301)
Income tax expense	6	-	-
Loss after tax from continuing operations		(96,790,991)	(200,278,301)

Other comprehensive income, net of income tax
Items that will be reclassified to profit or loss
Exchange differences on translation of foreign operations		8,023,919	(2,170,794)
Other comprehensive (loss) for the period, net of income tax		8,023,919	(2,170,794)

Total comprehensive (loss) for the year		(88,767,072)	(202,449,095)

Loss for the year attributable to:
Members of European Lithium Ltd		(71,492,437)	(194,938,978)
Non-controlling interests		(25,298,554)	(5,339,323)
		(96,790,991)	(200,278,301)

Total comprehensive loss for the year attributable to:
Members of European Lithium Ltd		(69,758,825)	(197,109,772)
Non-controlling interests		(19,008,247)	(5,339,323)
		(88,767,072)	(202,449,095)

Loss per share for the year
Basic loss per share (cents per share)	28	(6.80)	(14.32)
Diluted loss per share (cents per share)	28	(6.80)	(14.32)

The above Consolidated Statement of Comprehensive Income is to be read in conjunction with the

Notes to the Financial Statements

FINANCIAL STATEMENTS 2025 AND 2024	Page 3

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2025

	Note	2025 A$	2024 A$
ASSETS
Current Assets
Cash and cash equivalents	7	20,021,463	5,778,638
Trade and other receivables	8	252,237	1,485,497
Prepaid expenses	9	1,562,246	2,500,542
Indemnification asset	22	1,714,192	1,714,192
Short term loan receivable	10	-	2,274,383
Convertible note	11	-	298,869
Total Current Assets		23,550,138	14,052,121

Non-Current Assets
Property, plant and equipment	12	5,365	8,418
Deferred exploration and evaluation expenditure	13	60,610,945	53,239,237
Investment in associate	14	1,008,716	806,148
Restricted cash and other deposits	15	23,661,204	22,564,947
Investment in joint venture	16	174,801,266	17,681,136
Financial assets at fair value through profit or loss	17	5,721,395	1,390,256
Right of use asset	18	60,919	98,314
Total Non-Current Assets		265,869,810	95,788,456
TOTAL ASSETS		289,419,948	109,840,577

LIABILITIES
Current Liabilities
Trade and other payables	19	27,797,760	20,125,155
Provisions	20	41,901	36,274
Lease liability	21	46,637	43,246
Short term loan	22	1,901,697	1,886,948
Warrants liability	23	62,452,403	56,755,581
Total Current Liabilities		92,240,398	78,847,204

Non-Current Liabilities
Offtake prepayment	24	22,893,600	22,483,950
Lease liability	21	21,685	64,725
Total Non-Current Liabilities		22,915,285	22,548,675

TOTAL LIABILITIES		115,155,683	101,395,879

NET ASSETS		174,264,265	8,444,698

EQUITY
Issued capital	25	153,136,087	151,356,087
Reserves	26	259,198,892	86,184,655
Accumulated losses		(292,793,642)	(221,301,205)
Non controlling interest		54,722,928	(7,794,839)

TOTAL EQUITY		174,264,265	8,444,698

The above Consolidated Statement of Financial Position is to be read in conjunction with the

Notes to the Financial Statements

FINANCIAL STATEMENTS 2025 AND 2024	Page 4

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
AS AT 30 JUNE 2025

	Issued Capital A$	Accumulated Losses A$	Share-based payment Reserve A$	Foreign Currency Translation Reserve A$	Nasdaq Listing Reserve A$	Total A$	Non- controlling Interests A$	Total (Deficiency)/ Equity A$
At 1 July 2023	75,725,376	(26,362,227)	14,769,159	2,171,606	-	66,303,914	-	66,303,914
Loss for the year	-	(194,938,978)	-	-	-	(194,938,978)	(5,339,323)	(200,278,301)
Foreign currency exchange differences arising on translation from functional currency to presentation currency	-	-	-	(2,170,794)	-	(2,170,794)	-	(2,170,794)
Total comprehensive (loss) for the year	-	(194,938,978)	-	(2,170,794)	-	(197,109,772)	(5,339,323)	(202,449,095)

Share Buy Back	(1,302,483)	-	-	-	-	(1,302,483)	-	(1,302,483)
Issue of shares – Supplier	250,000	-	-	-	-	250,000	-	250,000
Issue of shares - Exercise of Options	58,341	-	-	-	-	58,341	-	58,341
Issue of listed options	-	-	833,610	-	-	833,610	-	833,610
Issue of shares upon completion of merger transaction	76,624,853	-	1,185,189	926,383	68,406,502	147,142,927	(2,455,516)	144,687,411
Options issued to directors	-	-	63,000	-	-	63,000	-	63,000
At 30 June 2024	151,356,087	(221,301,205)	16,850,958	927,195	68,406,502	16,239,537	(7,794,839)	8,444,698

The above Consolidated Statement of Changes in Equity is to be read in conjunction with the

Notes to the Financial Statements

FINANCIAL STATEMENTS 2025 AND 2024	Page 5

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
AS AT 30 JUNE 2025

	Issued Capital A$	Accumulated Losses A$	Share-based payment Reserve A$	Foreign Currency Translation Reserve A$	Nasdaq Listing Reserve A$	Total A$	Non- controlling Interests A$	Total (Deficiency)/ Equity A$
At 1 July 2024	151,356,087	(221,301,205)	16,850,958	927,195	68,406,502	16,239,537	(7,794,839)	8,444,698
Loss for the year	-	(71,492,437)	-	-	-	(71,492,437)	(25,298,554)	(96,790,991)
Foreign currency exchange differences arising on translation from functional currency to presentation currency	-	-	-	1,733,612	-	1,733,612	6,290,307	8,023,919
Total comprehensive (loss) for the year	-	(71,492,437)	-	1,733,612	-	(69,758,825)	(19,008,247)	(88,767,072)

Issue of shares – Placement	2,000,000	-	-	-	-	2,000,000	-	2,000,000
Issue of listed options	-	-	356,837	-	-	356,837	-	356,837
Issue of listed options to advisor	(100,000)	-	100,000	-	-	-	-	-
CRML – Movements during the year
- Issue of CRML shares for TM1 acquisition	-	-	12,339,524	-	-	12,339,524	1,297,353	13,636,877
- Issue of shares for Tanbreez acquisition	-	-	135,582,284	-	-	135,582,284	43,214,764	178,797,048
- Other issue of shares and RSU’s by CRML	-	-	22,831,930	-	-	22,831,930	37,013,897	59,845,827
Options issued to directors	-	-	70,050	-	-	70,050	-	70,050
Share issue costs	(120,000)	-	-	-	-	(120,000)	-	(120,000)
At 30 June 2025	153,136,087	(292,793,642)	188,131,583	2,660,807	68,406,502	119,541,337	54,722,928	174,264,265

The above Consolidated Statement of Changes in Equity is to be read in conjunction with the

Notes to the Financial Statements

FINANCIAL STATEMENTS 2025 AND 2024	Page 6

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED 30 JUNE 2025 AND 2024

	Note	2025 A$	2024 A$
Cash flows from operating activities
Payments to suppliers and employees		(20,631,203)	(3,411,630)
Interest received		282,981	168,995
Tax paid		-	(987,003)
Merger expenses		(4,635,221)	(16,654,847)
Grants received		151,797	114,886
Net cash (used in) operating activities	31	(24,831,646)	(20,769,599)

Cash flows from investing activities
Cash acquired on Sizzle acquisition		-	15,117,905
Funding of Tanbreez	16	(8,095,849)	(7,494,650)
Payments for exploration and evaluation		(2,263,608)	(1,605,918)
Investment in listed shares		(1,092,808)	-
Proceeds from the sale of investments		8,047,094	-
Cash acquired on acquisition of subsidiary		883	-
Costs associated with Obeikan Investment Group		(611,921)	-
Payment for property, plant and equipment		(3,362)	-
Net cash provided by / (used in) investing activities		(4,019,571)	6,017,337

Cash flows from financing activities
Proceeds from capital raisings		39,469,192	2,423,882
Funds advanced under Convertible note		(350,000)
Payment for share issue costs		(2,627,612)	-
Proceeds from the exercise of options		4,115,598	9,307,763
Transaction costs related to issue of equity securities or convertible debt securities		-	(76,338)
Receipt of funds from offtake		-	(22,483,950)
Transfer funds to restricted account		-	22,483,950
Short term loan facility		-	(2,290,000)
Repayment of borrowing	10	2,370,986	90,518
Proceeds from issue of new option		356,837	-
Payment for convertible note facility	11	(399,425)	(298,869)
Principal repayment of lease liability		(47,999)	(31,907)
Share buyback		-	(1,302,483)
Net cash provided by / (used in) financing activities		42,887,577	7,822,566

Net (decrease) / increase in cash and cash equivalents		14,036,360	(6,929,696)
Cash and cash equivalents at beginning of year		5,778,638	13,144,813
Effects on exchange rate fluctuations on cash held		206,465	(436,479)
Cash and cash equivalents at end of year	7	20,021,463	5,778,638

The above Consolidated Statement of Cash Flows is to be read in conjunction with the

Notes to the Financial Statements

FINANCIAL STATEMENTS 2025 AND 2024	Page 7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

The financial report of European Lithium Limited (the Company) and its controlled entities (the Group) for the year ended 30 June 2024 and 2025 was authorised for issue in accordance with a resolution of the directors on 19 June 2026.

European Lithium Limited is a public company incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange.

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

a)	Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Company is a for-profit entity for the purpose of preparing the consolidated financial statements.

The financial report has also been prepared on the accruals basis and historical cost basis with the exception of the Group’s listed investment which is stated at fair value.

The accounting policies set out below have been applied consistently to all periods presented in the financial report except where stated.

b)	Going concern

The consolidated financial statements of the Group have been prepared on a going concern basis which contemplates the continuity of normal business activities and the realisation of assets and the settlement of liabilities in the ordinary course of business.

For the year ended 30 June 2025 the Group incurred a loss after income tax of A$96,790,991 (30 June 2024: A$200,278,301), net cash outflows from operating activities of A$24,831,646 (30 June 2024: A$20,769,599), a working capital deficit of A$68,690,260 (30 June 2024: A$64,795,083) or a working capital deficit of A$6,237,857 (30 June 2024: A$8,039,502) when excluding warrants liabilities that will be settled in CRML shares and at that date had cash on hand of A$20,021,463 (30 June 2024: A$5,778,638).

For the year ended 30 June 2025, the Group’s ability to continue as a going concern and to continue to fund its planned expanded activities was dependent on:

■	Raising further capital by CRML;

■	Receiving funds from the exercise of warrants;

■	Receiving funds from the divestment of its listed shares;

■	Continued support from non-related party creditors in respect to the payment of overdue amounts; and

■	Reducing operational costs and spend on exploration.

Subsequent to 30 June 2025, commencing 9 July 2025 through to 5 February 2026, the Group has divested a portion of its shareholding in CRML through a series of transactions, receiving aggregate net proceeds of approximately A$357,405,903. As a result of these transactions, the Group's cash position has increased substantially

As at 15 June 2026, the Group had cash on hand of approximately A$293.5 million and current liabilities of approximately A$0.3 million and as such the consolidated financial statements of the Group have been prepared on a going concern basis which contemplates the continuity of normal business activities and the realisation of assets and the settlement of liabilities in the ordinary course of business.

FINANCIAL STATEMENTS 2025 AND 2024	Page 8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

c)	Application of new and revised accounting standards

Changes in accounting policies on initial application of Accounting Standards

In the year ended 30 June 2025, the Directors have reviewed all of the new and revised Standards and Interpretations issued by the IASB that are relevant to the Group and effective for the full year reporting periods beginning on or after 1 July 2024. As a result of this review, the Directors have applied all new and amended Standards and Interpretations that were effective as at 1 July 2024 with no material impact on the amounts presented and the disclosures included in the financial report.

New accounting standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2025 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations has not identified any impact.

d)	Principles of consolidation

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. A list of controlled entities is contained in Note 34 to the financial statements.

Non-controlling interests in subsidiaries are identified separately from the Group’s equity and are initially measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the identifiable net assets. This election is made on an acquisition-by-acquisition basis. Subsequent to acquisition date, the carrying amounts of non-controlling interests are adjusted for the non-controlling interests’ share of changes in equity.

All inter-group balances and transactions between entities in the Group, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with those adopted by the Parent Entity.

e)	Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Share-based payment transactions

The Group measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of unlisted equity-settled transaction is determined using a Black-Scholes option pricing model taking into account the terms and conditions upon which the instruments were granted. The fair value of listed equity-settled share options granted was based on the fair value of financial instruments traded in active markets based on the quoted market prices at the grant date (note 27).

Warrants

The Group measures the cost of warrants by reference to the fair value of the equity instruments at the date at which they are granted and at reporting date. The fair value of the unlisted warrants is determined using a Black-Scholes or Monte Carlo Simulation (MCS) option pricing model taking into account the terms and conditions upon which the instruments were granted. The fair value of listed warrants was based on the fair value of financial instruments traded in active markets based on the quoted market prices at reporting date (note 23).

FINANCIAL STATEMENTS 2025 AND 2024	Page 9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred taxation

Potential future income tax benefits have not been brought to account at 30 June 2025 because the Directors do not believe that it is appropriate to regard realisations of future income tax benefits as probable.

Deferred exploration and evaluation expenditure

The application of the Group’s accounting policy for exploration and evaluation expenditure requires judgement in determining whether it is likely that future economic benefits are likely from future exploitation or sale or where activities have not reached a stage which permits a reasonable assumption of the existence of reserves.

f)	Foreign Currency

Foreign currency transactions and balances

All foreign currency transactions occurring during the financial year are recognised at the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognised in the profit or loss in the period in which they arise except those exchange differences which relate to assets under construction for future productive use which are included in the cost of those assets where they are regarded as an adjustment to interest costs on foreign currency borrowings.

Functional and presentation currency

Items included in the financial statements of each of the companies within the Group are measured using the currency of the primary economic environment in which they operate (the functional currency). The consolidated financial statements are presented in Australian dollars, which is the Group’s functional and presentation currency.

Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

■	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

■	income and expenses for each statement of profit or loss and other comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

■	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities are recognised in other comprehensive income. When a foreign operation is sold, a proportionate share of such exchange differences is reclassified to profit or loss, as part of the gain or loss on sale where applicable.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entities and translated at the closing rate.

FINANCIAL STATEMENTS 2025 AND 2024	Page 10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

g)	Exploration and evaluation expenditure

Exploration and evaluation expenditures in relation to each separate area of interest are recognised as an exploration and evaluation asset in the year in which they are incurred where the following conditions are satisfied:

■	the rights to tenure of the area of interest are current; and

■	at least one of the following conditions is also met:

■	the exploration and evaluation expenditures are expected to be recouped through successful development and exploration of the area of interest, or alternatively, by its sale; or

■	exploration and evaluation activities in the area of interest have not at the balance date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

Exploration and evaluation assets are initially measured at cost and include acquisition of rights to explore, studies, exploratory drilling, trenching and sampling and associated activities and an allocation of depreciation and amortised of assets used in exploration and evaluation activities. General and administrative costs are only included in the measurement of exploration and evaluation costs where they are related directly to operational activities in a particular area of interest.

Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. The recoverable amount of the exploration and evaluation asset (for the cash generating unit(s) to which it has been allocated being no larger than the relevant area of interest) is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in previous years.

Where a decision has been made to proceed with development in respect of a particular area of interest, the relevant exploration and evaluation asset is tested for impairment and the balance is then reclassified to development.

h)	Joint venture

A joint venture is an arrangement that the Group controls jointly with one or more other investors, and over which the Group has rights to a share of the arrangement’s net assets rather than direct rights to underlying assets and obligations for underlying liabilities.

The joint venture is accounted for using the equity method. Under the equity method, the share of the profits or losses of the joint venture is recognized in profit or loss and the share of the movements in equity is recognized in other comprehensive income. Investments in joint ventures are carried in the statement of financial position at cost plus post-acquisition changes in the Group’s share of net assets of the joint venture.

Any goodwill or fair value adjustment attributable to the Group’s share in the joint venture is not recognized separately and is included in the amount recognized as investment.

The carrying amount of the investment in joint venture is increased or decreased to recognize the Group’s share of the profit or loss and other comprehensive income of the joint venture, adjusted where necessary to ensure consistency with the accounting policies of the Group.

Unrealised gains and losses on transactions between the Group and the joint venture are eliminated to the extent of the Group’s interest in those entities. Where unrealised losses are eliminated, the underlying asset is also tested for impairment.

i)	Warrants

Warrants as classified as liabilities because the warrants do not meet the criteria for equity treatment. Accordingly, the Group will classify each warrant as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in the Groups consolidated statement of comprehensive income.

FINANCIAL STATEMENTS 2025 AND 2024	Page 11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SEGMENT INFORMATION

IFRS 8 Operating Segments requires operating segments to be identified on the basis of internal reports that are regularly reviewed by the Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. In the case of the Group the CODM are the executive management team and all information reported to the CODM is based on the consolidated results of the Group as one operating segment, as the Group’s activities relate to mineral exploration.

Minerals Exploration cover’s the Group’s main projects including:

■	Wolfsberg (Austria)

■	Tanbreez (Greenland)

■	Bretstein-Lachtal Project, Klementkogel Project, and the Wildbachgraben Project (Austria)

■	Weinebene and Eastern Alps Projects (Austria)

■	Leinster Lithium (Ireland)

■	Dobra and Shevchenkivske Projects (Ukraine)

Whilst the Group receives separate report for each of these projects, these projects have been aggregated into one reporting segment because management considers that they have similar economic characteristics as all three are exploration projects.

The measure of profit or loss for this reportable segment are the same as the amounts presented on the face of the Consolidated Statement of Profit or loss and Other Comprehensive Income. The measure of total assets and liabilities and the amount of investment in associated and JV accounted for by the equity method for this reportable segment are the same as the amounts presented on the face of the Consolidated Statement of Financial position.

Accordingly, the Group has only one reportable segment and the results are the same as the Group results.

a)	Information by geographical region

The analysis of the location of non-current assets is as follows:

	2025 A$	2024 A$
Australia	6,274,133	1,791,093
Austria	84,794,412	76,316,227
Greenland	174,801,265	17,681,136
	265,869,810	95,788,456

4.	OTHER INCOME

	2025 A$	2024 A$
Interest revenue	744,121	231,388
Interest on short term loan (note 10)	96,603	74,901
Interest on convertible loan note	11,411	-
Grants received	152,533	114,885
Other income	239,655	30,790
	1,244,323	451,964

FINANCIAL STATEMENTS 2025 AND 2024	Page 12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	EXPENSES FROM CONTINUING OPERATIONS

	2025 A$	2024 A$
Finance expenses
Issue of 1,000,000 warrants to Empery (note 23)	-	(556,718)
Issue of 1,814,797 warrants to GEM (note 23)	-	(41,486,893)
Issue of 294,600 warrants to PIPE brokers	(39,713)	-
GEM payable	170,218	(3,271,089)
Interest expense - leased assets	(8,431)	(18,398)
Bank fees	(89,629)	(96,648)
Brokerage fees	(3,772)	(13,025)
Financing costs	(818,765)	(168,441)
Other expenses	(261,879)	(77,068)
	(1,051,971)	(45,688,280)

	2025 A$	2024 A$
Consulting fees
Taxation advisors	(511,081)	(37,208)
Strategy	(452,016)	(26,770)
Company secretarial advisors	(60,000)	(60,000)
Legal fees (a)	(17,380,804)	(1,939,074)
Accounting fees	(764,313)	(214,581)
Government Affairs	(259,623)	-
General	(676,098)	(668,764)
	(20,103,935)	(2,946,397)

(a)	The legal fees of CRML include an accrued amount of US$8,300,000 (A$12,824,110) in respect to the BTC convertible note (non-recourse against BTC price) transaction (refer to ASX announcement released 22 January 2025).

	2025 A$	2024 A$
Merger expenses
Merger expenses (a)	(4,635,221)	(4,967,583)
	(4,635,221)	(4,967,583)

(a)	On 1 March 2024, the Company announced the completion of the business combination agreement with Sizzle Acquisition Corp., a US special purpose acquisition company listed on NASDAQ (NASDAQ:SZZL) (Sizzle), pursuant to which EUR combined its wholly owned Wolfsberg Lithium Project (Wolfsberg Project) with Sizzle via a newly-formed, lithium exploration and development company named “Critical Metals Corp” (Critical Metals or CRML) which is listed on the NASDAQ (Transaction). Critical Metals commenced trading on the NASDAQ on 28 February 2024. Merger expenses relate directly to this Transaction.

	2025 A$	2024 A$
Listing expenses
IFRS 2 listing expenses (note 31)	-	(104,220,007)
Issue of 122,549 CRML shares to GEM to settle financing costs	-	(2,882,306)
Gain/loss on extinguishment of liabilities	-	(9,738,172)
	-	(116,840,485)

FINANCIAL STATEMENTS 2025 AND 2024	Page 13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	INCOME TAX

	2025 A$	2024 A$
Major components of income tax expense for the year are:

Income statement
Current income tax charge/(benefit)	-	-

Statement of changes in equity
Income tax expense reported in equity	-	-

A reconciliation of income tax expense/(benefit) applicable to accounting profit/(loss) before income as at the statutory income tax rate to income tax expense/(benefit) at the Groups effective income tax rate for the year is as follows:

	2025 A$	2024 A$
Loss from ordinary activities before income tax expense	(96,790,991)	(200,278,301)
Prima facie tax benefit on loss from ordinary activities at 30.0% (2024: 30%)	(29,037,297)	(60,083,490)

Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Non-deductible expenses	15,426,119	54,588,440
Deferred tax movements not recognised	10,049,683	865,959
Taxable capital gain	4,370,813	-
Tax rate differential	3,800,334	1,141,788
Recognition of previously unrecognised deferred tax amounts	(4,609,652)	3,487,303
	-	-

Unrecognised deferred tax assets have not been recognised in respect of the following items:

	2025 A$	2024 A$
Unrecognised temporary differences
Deferred tax assets (at 30.0%) (2024: 30%)
Accrued expenses	-	2,400
Exploration expenditure	7,532,365	117,708
Financial assets	(2,598,213)	(1,612,987)
Capital raising costs	33,185	74,735
Joint venture	9,981	-
Fixed assets	(415)	-
Right of use assets	(1,561)	(3,122)
Lease liabilities	1,711	3,269
Trade and other receivables	152	-
Start up organisation expenses (foreign)	-	301,132
Carry forward tax losses – revenue	10,167,923	12,285,772
Carry forward tax losses – capital	-	1,688,459
Other	7,780,976	(22,164)
	22,926,104	12,835,202

Deferred tax liabilities (at 30.0%) (2024: 30%)
Net unrecognised deferred tax asset/(liability)	22,926,104	12,835,202

FINANCIAL STATEMENTS 2025 AND 2024	Page 14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Potential future income tax benefits arising from tax losses have not been brought to account at 30 June 2025 and 2024 because the directors do not believe it is appropriate to regard realisation of the future income tax benefits as probable. These benefits will only be obtained if:

■	assessable income is derived of a nature and of amount sufficient to enable the benefit from the deductions to be realised;

■	the Group continues to comply with the conditions for deductibility imposed by law; and

■	no changes in tax legislation adversely affect the realisation of the benefit from the deductions.

The Group is subject to taxation for its consolidated subsidiaries at the rates applicable in the respective tax jurisdictions:

■	Australia – Profits are taxed at the standard corporate income tax rate of 30%.

■	Austria - Profits are taxed at the standard corporate income tax (CIT) rate of 23% in Austria (2024: 23%), regardless of whether profits are retained or distributed. For the net unrecognised deferred tax asset as of 30 June 2025 a tax rate of 23% was used and for the net unrecognised deferred tax asset as of 30 June 2024 a tax rate of 23% was used based on the assessment of the future utilization by the management. Tax losses can be carried forward in Austria without time limitation. In general tax losses carried forward can be offset against taxable income only up to a maximum of 75% of the taxable income for any given year.

■	United States - The profits are taxed at the rate of 21% at the US Federal taxation level, without being subject to state taxation in the United States.

■	United Kingdom – Profits are taxed at the rate of 25%.

■	British Virgin Islands - BVI Business companies are exempt from any taxation, regardless their source of income.

7.	CASH AND CASH EQUIVALENTS

	2025 A$	2024 A$
Cash at bank and in hand	20,021,463	5,778,638
	20,021,463	5,778,638

Cash at bank earns interest at floating rates based on daily bank deposit rates.

8.	TRADE AND OTHER RECEIVABLES

	2025 A$	2024 A$
Trade and other receivables	75,353	118,874
Security deposit	7,097	6,359
GST / VAT receivable	151,019	211,616
Interest receivable on restricted cash	-	62,393
Funds receivable in respect to the exercise of CRML warrants	-	1,063,118
Other receivables	18,768	23,137
	252,237	1,485,497

These amounts arise from the usual operating activities of the Group and, with the exception of interest receivable on restricted cash, are non-interest bearing. The debtors do not contain any overdue or impaired receivables. The lifetime expected credit loss allowance is not material.

FINANCIAL STATEMENTS 2025 AND 2024	Page 15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	PREPAID EXPENSES

	2025 A$	2024 A$
Prepaid insurance	1,433,702	2,446,701
Other prepaid expenses	128,544	53,841
	1,562,246	2,500,542

10.	SHORT TERM LOAN

	2025 A$	2024 A$
Short term loan	-	2,274,383
	-	2,274,383

	2025 A$	2024 A$
Balance at beginning of year	2,274,383	-
Drawdown of loan	-	2,290,000
Repayment of loan	(2,370,986)	(90,518)
Accrued interest (note 4)	96,603	74,901
Balance at end of year	-	2,274,383

On 14 September 2023, the Company entered into a loan agreement and advanced funds of A$200,000 to Cyclone Metals Ltd (ASX: CLE). This loan was repayable by 31 December 2024 and accrued interest of 7.5% per annum. On 19 October 2023, the Company entered into a further loan agreement with CLE and advanced funds of A$90,000. On 16 November 2023, CLE repaid this loan, including accrued interest of A$518 to the Company. On 12 March 2024, the Company entered into a further loan agreement with CLE and advanced funds of A$2,000,000. This loan was repayable on 31 December 2024 and accrued interest of 10.0% per annum. During the year, the loans of A$2,370,986 were repaid in full, with the associated security over assets of CLE removed, with a nil balance owing at 30 June 2025.

11.	CONVERTIBLE NOTE

	2025 A$	2024 A$
Convertible loan note	-	298,869
	-	298,869

	2025 A$	2024 A$
Carrying value at beginning of year	298,869	-
Additions	399,425	298,869
Impairment of convertible notes	(698,294)	-
Carrying value at end of year	-	298,869

FINANCIAL STATEMENTS 2025 AND 2024	Page 16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On 4 January 2024, the Company subscribed for convertible loan notes of US$200,000 in Pan African Niger Limited (PANL). Interest accrues at 20% per annum and is repayable or convertible by 31 December 2025 (Convertible Note). The Company may elect to convert the Convertible Note into shares based on the market value price per PANL share at the date of conversion discounted by 50%.

On 7 March 2025, the Company subscribed for convertible loan notes of US$250,000 (A$399,425) with PANL which accrues interest at 20% per annum and is repayable or convertible by 7 March 2026. The Company may elect to convert the Convertible Note into shares based on the market value price per PANL share at the date of conversion discounted by 50%.

As at 30 June 2025, the Company impaired the carrying values of the convertible notes to nil.

12.	PROPERTY, PLANT AND EQUIPMENT

	2025 A$	2024 A$
Cost	74,350	64,176
Accumulated depreciation	(68,985)	(55,758)
	5,365	8,418

	2025 A$	2024 A$
Carrying value at beginning of year	8,418	26,837
Additions	3,362	-
Assets written off	(1,460)	-
Depreciation charge for the year	(8,167)	(18,451)
Foreign exchange	3,212	32
Carrying value at end of year	5,365	8,418

13.	DEFERRED EXPLORATION AND EVALUATION EXPENDITURE

	2025 A$	2024 A$
Exploration and evaluation phases:
Balance at beginning of period	53,239,237	52,694,287
Expenditure incurred	1,877,163	1,558,682
Acquisition of tenements (note 30)	13,632,279	-
Impairment of exploration expenditure (i)	(14,496,678)	-
Foreign exchange movement	6,358,944	(1,013,732)
Balance at end of period	60,610,945	53,239,237

(i)	During the year ended 30 June 2025, the Group recognised impairment losses in respect of capitalised exploration and evaluation of A$14,496,678 (30 June 2024: A$nil). The impairment made was recognised in respect to the Leinster Lithium Project and the Austrian Lithium Project noting that current and planned exploration activities on these projects is relatively minimal given global lithium prices. The Group continues to expend amounts in order to meet minimum spend commitments on the Leinster Lithium Project and the Austrian Lithium Project in order to retain tenure.

The recoupment of costs carried forward in relation to areas of interest in the exploration and evaluation phases is dependent upon the successful development and commercial exploitation or sale of the respective areas.

FINANCIAL STATEMENTS 2025 AND 2024	Page 17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	INVESTMENT IN ASSOCIATE

	2025 A$	2024 A$
Investments in associates	1,008,716	806,148

a)	Investment details

	2025 A$	2024 A$
Percentage held at reporting date – EV Resources (i)	20%	20%
Percentage held at reporting date – John Wally (ii)	50%	50%

(i)	On 11 May 2021, the Company announced that it had entered into a Collaboration Agreement with EV Resources Limited (ASX: EVR) (EVR) and an agreement to acquire a 20% interest in Jadar’s Austrian Lithium assets. EVR holds an 80% interest in the Austrian incorporate subsidiary EV Resources GmbH, the holder of the Weinebene and Eastern Alps Projects which lies 20km to the east of the Company’s Wolfsberg Project. On 29 February 2024 in accordance with the terms of the merger Transaction, the 20% interest in EV Resources GmbH was transferred from the Company to Critical Metals Corp.

(ii)	The Company holds a 50% interest in the Australian incorporated entity John Wally Resources Pty Ltd (John Wally). This investment is equity accounted given the existence of joint control and the significant influence the Company has on John Wally through Mr Sage’s role on the board and the interchange of management personnel.

b)	Movement in the carrying amount of the investment in associates

	2025 A$	2024 A$
Balance at beginning of year	806,148	666,390
Cash investment	186,092	168,056
Share of net losses recognised during the year	7,230	(15,021)
Foreign exchange	9,246	(13,277)
Balance at end of year	1,008,716	806,148

c)	Summarised financial information based on unaudited accounts

EV Resources GmbH

	2025 A$	2024 A$
Current assets	13,819	5,119
Non-current assets	524,015	450,255
Current liabilities	(699,097)	(646,596)
Non-current liabilities	-	-
Equity	161,263	191,222
Group’s carrying amount of the investment	534,288	514,491

FINANCIAL STATEMENTS 2025 AND 2024	Page 18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

EV Resources GmbH has no contingent liabilities, capital commitments or bank guarantees on issue as at 30 June 2025.

	2025 A$	2024 A$
Revenue and other income	-	-
Depreciation	-	-
Profit/(Loss) before tax	52,757	(34,738)
Income tax expense	-	-
Profit/(Loss) for the year	52,757	(34,738)
Total comprehensive (loss) for the year	-	-
Group’s share of profit/(loss) for the year	10,551	(6,948)

John Wally

	2025 A$	2024 A$
Current assets	-	-
Non-current assets	441,158	261,708
Current liabilities	-	-
Non-current liabilities	-	-
Equity	447,158	261,708
Group’s carrying amount of the investment	474,428	291,657

John Wally has no contingent liabilities, capital commitments or bank guarantees on issue as at 30 June 2025.

	2025 A$	2024 A$
Revenue and other income	-	-
Depreciation	-	-
Loss before tax	(6,642)	(16,145)
Income tax expense	-	-
Loss for the year	(6,642)	(16,145)
Total comprehensive (loss) for the year	(6,642)	(16,145)
Group’s share of (loss) for the year	(3,321)	(8,073)

d)	Impairment assessment

The carrying amount of the investments in associates were assessed for impairment at 30 June 2025 and 2024. As at 30 June 2025 and 2024, management are of the view that no indication of impairment at the reporting date.

FINANCIAL STATEMENTS 2025 AND 2024	Page 19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	RESTRICTED CASH AND OTHER DEPOSITS

	2025 A$	2024 A$
Term deposits (i)	84,588	80,997
Funds held on deposit against offtake prepayment (ii)	23,576,616	22,483,950
	23,661,204	22,564,947

(i)	Restricted cash relates to the bank guarantees provided by ECM Lithium AT GmbH to the value of €20,000 in respect of any unrepaired damage to property at the Wolfsberg Project. These deposits are subject to restrictions and are therefore not available for general use by the entities within the Group.

(ii)	On 1 June 2024, Bayerische Motoren Werkte Aktiengesellschaft (BMW) transferred funds of US $15 million to ECM Lithium GmbH in relation to the offtake of battery grade lithium hydroxide (LiOH) from the Wolfsberg Project. The Balance at 30 June 2025 includes accrued interest of US$447,516. The funds are held in a deposit account secured against a bank guarantee (note 24) and are to be offset against LiOH delivered to BMW.

16.	INVESTMENT IN JOINT VENTURE

	2025 A$	2024 A$
Shares in Tanbreez Mining Greenland A/S	174,801,266	17,681,136
	174,801,266	17,681,136

Tanbreez Mining Greenland A/S (Tanbreez) is a company incorporated and domiciled in Greenland.

a)	Movement in the carrying amount of the investment in joint venture

	2025 A$	2024 A$
Balance at beginning of year	17,681,136	-
Purchase of shares in Tanbreez Mining Greenland A/S (i)	147,816,344	7,494,650
Cash investments	3,144,054	-
Invoices paid by CRML on behalf of JV	4,951,794	-
Share of profits recognised during the year	1,084,608	-
Foreign exchange	123,330	-
Reclassification from financial assets at fair value through profit or loss (note 17)	-	10,186,486
Financial assets at fair value through profit or loss at end of period	174,801,266	17,681,136

(i)	On 5 June 2024, Critical Metals Corp (CRML) entered into a heads of agreement to acquire 92.5% of the issued capital of Rimbal Pty Ltd (Vendor) which is the registered holder of 92.5% of the issued capital of Tanbreez Mining Greenland A/S (Tanbreez) which holds the only exploitation permit for rare earths in Greenland (HOA). The HOA was comprised of the following stages:

a)	Initial Investment of US$5,000,000 (A$7,494,650) to acquire a 5.55% equity interest in Tanbreez

b)	Stage 1 interest – Issue of US$90,000,000 of shares in CRML subject to holding lock until 28 February 2025 to acquire a 36.45% equity interest in Tanbreez

c)	Stage 2 interest – Issue of US$116,000,000 of shares in CRML equal to 95% of the closing price of CRML shares on the date upon which CRML meets a minimum of US$10 million on the permit within 2 years to acquire a 50.50% equity interest in Tanbreez

FINANCIAL STATEMENTS 2025 AND 2024	Page 20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Under the terms of the HOA, if the closing price of CRML shares upon expiration of the lock up period, being 28 February 2025, is less than the issue price of shares issued under the Stage 1 interest, then CRML will issue the vendor an additional number of shares equal to the difference between the Stage 1 interest in shares and the value of these shares at the end of the lock up period, provided however that this number of shares does not exceed 5,000,000 shares. On 28 April 2025, CRML issued Rimbal an additional 5,000,000 shares at an issue price of $1.37 per share equating to a deemed value of $6,850,000 (note 25).

Under the terms of the HOA, CRML has the right to appoint two directors to the board of Tanbreez. On 2 July 2024, Tony Sage was appointed as CRML’s representative on the Board of Tanbreez.

The Vendor is a company controlled by geologist Gregory Barnes. Under the terms of the HOA, at completion of Stage 1 Interest, Gregory Barnes was appointed Strategic advisor to the board of CRML.

On 12 June 2025, CRML advanced funding of US$2,000,000 to Tanbreez which is included in the cash investments sum disclosed above. Subsequent to the year end on 9 July 2025, Tanbreez issued 100 ordinary shares to CRML, converting the US$2,000,000 funding received from CRML to share capital. CRML increased it’s shareholding in Tanbreez from 42% to 42.001%.

As at 30 June 2025, the CRML Group had completed the Initial Investment and Stage 1 interest and held an interest of 42.0% interest in Tanbreez. In addition, the Company holds a 7.5% interest in Tanbreez and consequently held a 49.5% interest in Tanbreez as at 30 June 2025.

During the years ended 30 June 2025 and 2024 the Company has undertaken a review for the impairment of assets and not identified any triggers of impairment.

Significant judgements

Significant judgements and assumptions made in determining that CRML has joint control of Tanbreez:

■	In accordance with the HOA, CRLM is funding Tanbreez’s exploration activities. CRML has assessed that CRML and Rimbal jointly control Tanbreez’s business activities because:

o	Rimbal and CRML have equal representation on Tanbreez’s Board of Directors and as such there is required to be unanimous consent on Board decisions and

o	Mr Greg Barnes, being Tanbreez’s General Manager and Chief Geologist cannot be removed by CRML without Rimbal’s approval, noting that Rimbal is owned by Mr Greg Barnes.

FINANCIAL STATEMENTS 2025 AND 2024	Page 21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b)	Summarised financial information based of Tanbreez

	2025 A$	2024 A$
Current assets	1,520,994	-
Non-current assets	55,093,810	-
Current liabilities	(54,286,342)	-
Equity	(5,380,942)	-
Group’s carrying amount of the investment	(2,259,996)	-

	2025 A$	2024 A$
Revenue and other income	4,619,010	-
Depreciation	(238)	-
Profit before tax	2,582,402	-
Income tax expense	-	-
Profit for the year	2,582,402	-
Total comprehensive income/(loss) for the year	-	-
Group’s share of profit/(loss) for the year	1,084,608	-

The joint venture has no contingent liabilities or capital commitments as at 30 June 2025.

c)	Subsequent events

On 9 July 2025 Tanbreez issued 100 ordinary shares to CRML, converting the US$2,000,000 funding advanced from CRML to share capital. CRML increased it’s shareholding in Tanbreez from 42% to 42.001%.

On 30 July 2025 Tanbreez issued 100 ordinary shares to CRML, converting the US$1,000,000 funding advanced from CRML to share capital. CRML increased it’s shareholding in Tanbreez from 42% to 42.002%.

On 12 August 2025, CRML announced the appointment of Mathias Barfod as the CRML’s President of Greenland Operations.

On 4 September 2025 Tanbreez issued 100 ordinary shared to CRML, converting the US$1,000,000 funding advanced from CRML to share capital. CRML increased it’s shareholding in Tanbreez from 42.002% to 42.003%.

On 2 October 2025, the Company announced that CRML entered into Amendment No. 1 to the Amended and Restated Heads of Agreement (the HoA Amendment) with Rimbal Pty. Ltd. (Rimbal). The HoA Amendment amends the Amended and Restated Heads of Agreement, dated as of 19 July 2024 between the Company and Rimbal, which is the agreement that sets forth the terms by which the Company can acquire an up to 92.5% ownership interest in the Tanbreez Green Rare Earth Mine (Tanbreez). The HoA Amendment, among other things, (i) removes the Company’s obligation to invest $10 million in Tanbreez to increase its ownership stake in Tanbreez to 92.5% and (ii) upon approval from the Greenlandic Mineral Resources Authority of Rimbal’s transfer of Tanbreez to the Company, obligates the Company to increase its ownership in Tanbreez from 42% to 92.5% in exchange for the issuance of 14,500,000 ordinary shares, par value $0.001 per share, of CRML (Ordinary Shares) to Rimbal. The remaining 7.5% ownership interest in Tanbreez is currently held by the Company.

On 28 October 2025 Tanbreez issued 100 ordinary shares to CRML, converting the $3,000,000 funding advanced from CRML to share capital.

On 13 February 2026 Malcolm Day, director of CRML was appointed to the Board of Tanbreez.

On 27 February 2026, Mathias Barfod provided his notice of termination as Chief Executive Office of CRML’s President of Greenland Operations. Mathias Barfod will continue to serve in the role of Chief Executive Officer until 29 May 2026.

On 20 April 2026, the Company announced that that the Government of Greenland has approved the transfer of the remaining 50.5% interest in the Tanbreez Greenland Rare Earth Mine to CRML, bringing CRML’s total ownership to 92.5%. The remaining 7.5% ownership interest in Tanbreez is currently held by the Company.

FINANCIAL STATEMENTS 2025 AND 2024	Page 22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	2025 A$	2024 A$
Shares in Cyclone Metals Limited (ASX: CLE)	5,464,729	1,180,257
Shares in CuFe Limited (ASX: CUF)	90,000	210,000
Shares in Moab Minerals Limited (ASX: MOM)	166,666	-
Financial assets at fair value through profit or loss at end of period	5,721,395	1,390,256

	2025 A$	2024 A$
Balance at beginning of year	1,390,256	4,765,257
Purchase of listed investments – CLE Rights Issue	592,808	-
Purchase of listed investments – Shares in MOM	500,000	-
Sale of listed investments	(377,218)	-
Gain/(loss) in fair value from revaluation of unlisted investments	3,254,138	6,811,485
Reclassification to investment in joint venture (note 16)	-	(10,186,486)
Conversion of convertible note into equity (note 32)	361,411	-
Financial assets at fair value through profit or loss at end of year	5,721,395	1,390,256

(i)	During the year ended 30 June 2025, the Group’s investments in listed entities was revalued to market value with the movement being recorded through the profit or loss and other comprehensive income. This is a level 1 measurement basis on the fair value hierarchy (note 33).

18.	RIGHT OF USE ASSET

	2025 A$	2024 A$
Cost	161,867	153,174
Accumulated amortisation	(100,948)	(54,860)
	60,919	98,314

	2025 A$	2024 A$
Balance at beginning of year	98,314	-
Additions	-	153,174
Amortisation	(41,720)	(55,620)
Foreign exchange	4,325	760
Balance at end of year	60,919	98,314

Leased assets are capitalised at the commencement date of the lease and comprise of the initial lease liability amount, initial direct costs incurred when entering into the lease less any lease incentives received.

FINANCIAL STATEMENTS 2025 AND 2024	Page 23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	TRADE AND OTHER PAYABLES

	2025 A$	2024 A$
Trade payables	4,484,499	9,794,756
Other payables	47,651	973,861
Accruals (ii)	15,044,885	886,819
Excise tax payable	2,253,962	2,444,590
GEM commitment Fee Put Amount payable (i)	5,966,763	6,025,129
	27,797,760	20,125,155

(i)	On July 4, 2023, CRML, GEM Global Yield LLC SCS (the GEM Investor or GEM Global) and GEM Yield Bahamas Ltd. (GYBL) entered into a Share Purchase Agreement (the GEM Agreement), pursuant to which CRML is entitled to draw up to $125 million of gross proceeds in exchange for ordinary shares in CRML, at a price equal to 90% of the average closing bid price of the ordinary shares on Nasdaq for a 30 day period, subject to meeting the terms and conditions of the GEM Agreement. The GEM Agreement allows CRML to access funds for general corporate purpose and working capital needs. In addition, at the closing of the Transaction, the GEM Investor was granted a warrant (the GEM Warrant) to purchase up to 1,814,797 Ordinary Shares at an exercise price of $10.71 per share (subject to adjustments described in the GEM Warrant) expiring on the 3rd anniversary of the closing of the Transaction. Further, in connection with the closing of the Transaction, CRML also entered into a letter agreement with the GEM Investor and GYBL to amend the GEM Agreement, pursuant to which, CRML agreed to issue ordinary shares in CRML to the GEM Investor as the “commitment fee” pursuant to the Share Purchase Agreement and, on the 61st day following the closing of the Transaction, the GEM Investor was granted the option to sell such commitment shares (equating to 122,549 shares) to CRML for US$1.875 million (the Commitment Fee Put Amount). In addition, the GEM Investor, on the first anniversary of the closing of the Transaction, was granted the right to require CRML to purchase the GEM Warrant from GEM Global in exchange for a number of ordinary shares in CRML having a value equal to US$27,200,000.

On April 29, 2024, CRML, GEM Global and GYBL entered into a second letter agreement, pursuant to which, CRML was granted the option to deliver, in lieu of the Commitment Fee Put Amount on the date upon which it was otherwise due and payable, a payment of $3,020,000 on or prior to the 120th day after the closing of the Transaction.

On 27 September 2024, Critical Metals Corp (CRML) entered into a third letter agreement with GEM Global Yield LLC SCS (GEM Global) and GEM Yield Bahamas Ltd. (GYBL) to extinguish the existing arrangement in respect to the Commitment Fee Put Amount of $3,020,000. Under the new agreement, CRML is obliged to deliver a cash payment of US$3,500,000 (Revised Amount) to GEM Global within one business day following the consummation by CRML of a capital raising transaction provided that the gross proceeds received by CRML in connection with the capital raising transaction are equal to or greater than $15,000,000. If the gross proceeds received by CRML in connection with the capital raising transaction are less than $15,000,000, CRML shall deliver (i) a cash payment of $1,750,000 to GEM Global within one business day following the consummation by CRML of the Equity Capital Raise, and (ii) a cash payment of $1,750,000 (the Deferred Payment) to GEM Global on or before the 90th day following the Equity Capital Raise. If CRML does not deliver the Deferred Payment by the 90th day following the capital raising transaction, CRML shall incur a penalty of $10,000 per day, payable in USD, which penalty shall be added to the deferred payment amount until paid by CRML. If CRML does not consummate a capital raising transaction by 31 December 2024, CRML shall owe the revised amount of $3,500,000 and such amount shall incur interest at a 10% annual rate (which interest shall begin on the Commitment Fee Put Date and continue until such revised amount is paid).

On 28 February 2025, CRML has written to GEM Global and GYBL and is disputing the amounts payable. On 28 February 2025, CRML has written to GEM Global and GYBL and is disputing the amounts payable. In March 2025, the GEM Investor commenced an action in the U.S. against us, based on a breach of contract claim. These claims are now being arbitrated by the American Arbitration Association. The GEM Investor is seeking a cash payment of $3,500,000 and an amount of ordinary shares having a value equal to $27,200,000, in each case plus interest, under the GEM Agreements. CRML has denied the allegations made by the GEM Investor, including any liability under the GEM Agreements, and we have filed certain counterclaims concerning actions taken by the GEM Investor under the GEM Agreements. The arbitration proceeding is pending. As at 30 June 2025 the amount payable to GEM Global and GYBL by CRML comprises the revised amount of US$3,500,000 plus accrued interest of US$409,452.

Subsequent to year-end, in February 2026, CRML and the GEM investor reached an agreement in principle to settle the arbitration proceedings. Under the proposed settlement, CRML will issue ordinary shares with an aggregate value of approximately US$40 million in full settlement of all claims under the GEM arrangements (US$27.2 million disclosed under note 23 and a Commitment Fee Put Amount payable of US$12.8 million disclosed under this note). On the 5 March 2026, the Company executed the settlement deed (refer to note 38).

(ii)	Includes accrued CRML legal fees of US$8,300,000 ($12,824,110) in respect to the BTC convertible note (refer Note 5).

FINANCIAL STATEMENTS 2025 AND 2024	Page 24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	PROVISIONS

	2025 A$	2024 A$
Employee entitlements	16,001	10,837
Interest and penalties on taxes	25,900	25,437
	41,901	36,274

21.	LEASE LIABILITY

	2025 A$	2024 A$
Current	46,637	43,246
Non-Current	21,685	64,725
	68,322	107,971

ECM Lithium AT GmbH has entered into an agreement for the lease of a vehicle effective 1 August 2022 expiring on 31 July 2027.

		Less than 6 months A$	6 – 12 months A$	Between 1 and 2 years A$	Between 2 and 5 years A$	Total contractual cashflows A$	Carrying amount of lease liabilities A$
Lease liability
	2025	10,580	10,580	22,923	-	44,083	39,801
	2024	8,850	8,850	17,698	19,173	54,571	50,421

The Group has entered into an agreement for the lease of its office effective 1 July 2023 expiring on 30 June 2026.

		Less than 6 months A$	6 – 12 months A$	Between 1 and 2 years A$	Between 2 and 5 years A$	Total contractual cashflows A$	Carrying amount of lease liabilities A$
Lease liability
	2025	15,000	15,000	-	-	30,000	28,521
	2024	15,000	15,000	30,000	-	60,000	57,549

22.	SHORT TERM LOAN

	2025 A$	2024 A$
Loan with external parties	1,901,697	1,886,948
	1,901,697	1,886,948

	2025 A$	2024 A$
Balance at beginning of year	1,886,948	-
Acquisition European Lithium Ukraine (note 30)	-	1,727,390
Drawdown on loans	124,567	56,160
Loan discounting	(22,079)	14,367
Interest on loans	(312)	89,031
Foreign exchange	(87,427)	-
Balance at end of year	1,901,697	1,886,948

European Lithium Ukraine LLC has a number of loans with LLC “Finance Elite Company”. The loans have repayment dates ranging from October 2024 through to May 2025. As part of the European Lithium Ukraine Acquisition, Millstone provided the Company with an indemnity against the fair value of the take on balances of European Lithium Ukraine, including the short term loans payable with a value of A$1,714,192 which has been accounted for as an indemnity asset in accordance with the Group’s accounting policies.

FINANCIAL STATEMENTS 2025 AND 2024	Page 25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	WARRANTS LIABILITY

	2025 A$	2024 A$
Unlisted warrants ($5.00 expiring 27/05/2025) (a)	-	-
Unlisted warrants ($5.00 expiring 27/05/2025) (b)	-	11,769,075
Listed warrants ($11.50 exp. 27/2/2029) (f)	5,387,327	3,508,115
Unlisted warrants ($5.00 exp. 27/02/2027) (c)	41,513,728	40,770,896
Unlisted warrants ($5.00 exp. 18/6/2029) (d)	3,088,347	707,495
Unlisted warrants ($5.00 exp. 7/2/2029) (e)	12,463,001	-
	62,452,403	56,755,581

	2025 A$	2024 A$
Balance at beginning of year	56,755,581	-
Issue of unlisted warrants (b)	-	14,804,232
Issue of unlisted warrants (c)	-	40,770,896
Issue of unlisted warrants (d)	-	547,109
Issue of listed warrants	-	1,377,742
Issue of unlisted warrants (e)	4,738,354	-
Exercise of warrants	-	(31,657,402)
Gain/(loss) on fair value of warrants	(76,534)	31,455,882
Foreign exchange	1,035,002	(542,878)
Balance at end of year	62,452,403	56,755,581

a)	Warrants issued on 27 February 2024 with exercise price of $5.00 (subject to adjustments)

On 27 February 2024, CRML issued a total of 350,000 warrants were issued to Polar Multi-Strategy Master Fund (Polar) to settle historic obligations of Sizzle. The unlisted warrants are exercisable at US$10.00 each (subject to adjustments) on or before 27 May 2025.

The warrants are classified as derivative liabilities because it converts into a variable number of shares and its value varies with the CRML share price.

The fair value of the warrants granted to Polar is estimated as at the date of issue using the Black Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted. Further, the valuation of the warrants took into consideration the publicly listed warrants of CRML (NASDAQ: CRMLW) which contains some similar terms to those warrants issued to Polar which is factored into the implied issue date share price.

	Assumptions
Number of warrants issued		350,000
Dividend yield		0.00%
Expected volatility		75%
Risk-free interest rate		4.948%
Expected life of warrants		1.25 years
Exercise price	US$	10.00
Implied issue date share price	US$	1.23

The expected life of the warrants is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

FINANCIAL STATEMENTS 2025 AND 2024	Page 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the warrants granted is estimated as at 30 June 2024 using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted. The assumptions used in determining the fair value were as follows:

	Assumptions
Number of warrants issued		350,000
Dividend yield		0.00%
Expected volatility		75%
Risk-free interest rate		5.134%
Expected life of warrants		0.91 years
Exercise price	US$	10.00
Implied issue date share price	US$	1.79

On 27 February 2025, the exercise price of the warrants was adjusted to $5.00 each.

On 27 May 2025, a total of 350,000 warrants lapsed unvested.

b)	Warrants issued on 27 February 2024 with exercise price of $5.00 (subject to adjustments)

On 27 February 2024, a total of 1,000,0000 warrants were issued to three Funds affiliated with Empery Asset Management LP (Empery) as part of the PIPE funding for consideration of US$9,880,682 (A$15,188,881). The unlisted warrants are exercisable at US$10.00 each (subject to adjustments) on or before 27 May 2025. The Empery Warrants provide the PIPE Investor with 3 Additional Shares for each Ordinary Share that the PIPE Investor purchases upon exercise of the PIPE Investors’ Warrants.

The PIPE Investor Warrants are classified as derivative liabilities because it converts into a variable number of shares and its value varies with CRML’s share price.

The fair value of the PIPE Investor Warrants is estimated as at the date of issue using the Monte Carlo Simulation (MCS) pricing model taking into account the terms and conditions upon which the warrants were granted.

	Assumptions
Number of warrants issued		1,000,000
Dividend yield		0.00%
Expected volatility		75%
Risk-free interest rate		4.948%
Expected life of warrants		1.25 years
Exercise price	US$	10.00
Issue date share price	US$	10.20

As the fair value determined using the Black Scholes Model of the Warrants issued to PIPE Investors, including the 3 additional shares as described above, $31,660,000 in total, was in excess of the US$9,880,682 (A$15,188,881) cash received, the difference in fair value of the derivative liability and consideration received (the Calibration Allowance) is deferred in accordance with the requirements of IAS 132, which prohibit of recognition of Day 1 loss, and amortised over the period of 15 months that the warrant was exercisable or fully recognised as an expense when the warrant was exercised.

FINANCIAL STATEMENTS 2025 AND 2024	Page 27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On 18 June 2024 Empery Asset Management LP (Empery) exercised 600,000 of the PIPE Warrants to acquire 2.4 million CMRL shares for US$6 million. This related to 600,000 CMRL shares at US$10 per share and the 3 ‘Additional Shares’ provided to PIPE Investors upon exercise of the PIPE Warrants.

As at 30 June 2024 the assumptions used in determining the fair value were as follows:

	Assumptions
Number of warrants issued		400,000
Dividend yield		0.00%
Expected volatility		75%
Risk-free interest rate		5.134%
Expected life of warrants		0.91 years
Exercise price	US$	10.00
Issue date share price	US$	11.27

At 30 June 2024, the roll-forward of the balance of Calibration Allowance as follows

Initial amount of Calibration Allowance as of February 27, 2024	US$	21,779,318
Amortisation and release of Calibration Allowance related to 600,000 warrants exercised on June 18, 2024	US$	(15,191,591)
Amortization of Calibration Allowance related to 400,000 warrants outstanding	US$	(2,323,127)
Balance of Calibration Allowances at 30 June 2024	US$	4,264,600

On 27 February 2025, the exercise price of the warrants was adjusted to $5.00 each.

On 27 May 2025, Empery exercised the remaining 400,000 of the PIPE Warrants to acquire 1.6 million CMRL shares for US$2 million. This related to 400,000 CMRL shares at US$5 per share and the 3 additional shares provided to PIPE Investors upon exercise of the PIPE Warrants.

At 30 June 2025, the roll-forward of the balance of Calibration Allowance as follows

Balance of Calibration Allowances at 30 June 2024	US$	4,264,600
Amortization of Calibration Allowance related to 400,000 warrants outstanding	US$	(4,264,600)
Balance of Calibration Allowances at 30 June 2025	US$	0

c)	Warrants issued on 27 February 2024 with exercise price of $5.00 (subject to adjustments)

On 27 February 2024, CRML issued a total of 1,814,797 warrants to Gem Global Yield LLC SCS (GEM) for a credit facility to be made available to CRML. The unlisted warrants are exercisable at US$10.71 each (subject to adjustments) on or before 27 February 2027. The warrants are classified as derivative liabilities because it converts into a variable number of shares and its value varies with the CRML’s share price.

The fair value of the warrants granted is estimated as at the date of grant using the Monte Carlo Simulation (MCS) model taking into account the terms and conditions upon which the warrants were granted.

	Assumptions
Number of warrants issued		1,814,797
Dividend yield		0.00%
Expected volatility		75%
Risk-free interest rate		4.5%
Expected life of warrants		3.00 years
Exercise price	US$	10.71
Issue date share price	US$	10.20

FINANCIAL STATEMENTS 2025 AND 2024	Page 28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The expected life of the warrants is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

On 27 February 2025, the exercise price of the warrants was adjusted to $5.00 each.

The fair value of the warrants issued is estimated as at 30 June 2025 using the Monte Carlo Simulation (MCS) model taking into account the terms and conditions upon which the warrants were granted.

	Assumptions
Number of warrants issued		1,814,797
Dividend yield		0.00%
Expected volatility		85%
Risk-free interest rate		3.802%
Expected life of warrants		1.66 years
Exercise price	US$	5.00
Share price at 30 June 2024	US$	3.58

From 1 March 2025 the GEM Investor has the right require CRML to purchase the GEM Warrant from GEM Global in exchange for a number of ordinary shares in CRML having a value equal to US$27,200,000 ($41,513,728). Accordingly, the GEM Warrants are valued at the higher amount of the fair value of the warrant and US$27,200,000 ($41,513,728).

d)	Additional warrants issued to Empery Asset Management LP

On 17 June 2024, CRML issued a total of 1,000,000 warrants were issued to Empery Asset Management LP (Empery) to induce early conversion of the February 2024 warrants. The unlisted warrants are exercisable at US$11.45 each (subject to adjustments) on or before 18 June 2029. The warrants are classified as derivative liabilities because it converts into a variable number of shares and its value varies with CRML’s share price.

The fair value of the warrants is estimated as at the date of grant using the Black Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted. Further, the valuation of the warrants took into consideration the publicly listed warrants of CRML (NASDAQ: CRMLW) which contains some similar terms to those warrants issued to Empery which is factored into the implied issue date share price.

	Assumptions
Number of warrants issued		1,000,000
Dividend yield		0.00%
Expected volatility		75%
Risk-free interest rate		4.3%
Expected life of warrants		5.00 years
Exercise price	US$	11.45
Implied issue date share price	US$	1.53

The expected life of the warrants is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

FINANCIAL STATEMENTS 2025 AND 2024	Page 29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the warrants issued is estimated as at 30 June 2024 using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted. The assumptions used in determining the fair value were as follows:

	Assumptions
Number of warrants issued		1,000,000
Dividend yield		0.00%
Expected volatility		75%
Risk-free interest rate		4.333%
Expected life of warrants		4.97 years
Exercise price	US$	11.45
Implied issue date share price	US$	1.79

On 27 February 2025, the exercise price of the warrants was adjusted to $5.00 each.

The fair value of the warrants issued is estimated as at 30 June 2025 using the Black Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted.

	Assumptions
Number of warrants issued		1,000,000
Dividend yield		0.00%
Expected volatility		85%
Risk-free interest rate		3.733%
Expected life of warrants		3.97 years
Exercise price	US$	5.00
Share price at 30 June 2024	US$	3.58

e)	PIPE warrants

On 7 February 2025, CRML issued a total of 4,910,000 warrants to participants of the PIPE. The unlisted warrants have an exercise price of US$7.00 each on or before 7 February 2029. The warrants are classified as derivative liabilities because it converts into a variable number of shares and its value varies with CRML’s share price.

The fair value of the warrants is estimated as at the date of grant using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted. Further, the valuation of the warrants took into consideration the publicly listed warrants of CRML (NASDAQ: CRMLW) which contains some similar terms to those warrants issued to Empery which is factored into the implied issue date share price. The fair value of the warrants is a transaction cost and deducted from equity.

	Assumptions
Number warrants issued		4,910,000
Dividend yield		0.00%
Expected volatility		80%
Risk-free interest rate		4.325%
Expected life of warrants		4.00 years
Exercise price	US$	7.00
Implied issue date share price	US$	1.90

FINANCIAL STATEMENTS 2025 AND 2024	Page 30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The expected life of the warrants is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

The fair value of the warrants issued is estimated as at 30 June 2025 using the Black and Scholes option pricing model taking into account the terms and conditions upon which the warrants were granted.

	Assumptions
Number warrants issued		4,910,000
Dividend yield		0.00%
Expected volatility		85%
Risk-free interest rate		3.713%
Expected life of warrants		3.60 years
Exercise price	US$	7.00
Share price at 30 June 2025	US$	3.58

f)	Listed warrants

At closing of the Transaction, a total of 7,750,000 listed warrants with a carrying value of A$1,412,946 were issued to Sizzle warrant holders to replace the existing Sizzle public warrants on issue. The listed warrants are exercisable at US$11.50 each on or before 27 February 2029 and trade under the ticker CRMLW. The public warrants are valued at the closing warrant trading price at reporting date.

24.	OFFTAKE PREPAYMENT

	2025 A$	2024 A$
Bank guarantee issued against offtake prepayment (note 15)	22,893,600	22,483,950
	22,893,600	22,483,950

25.	ISSUED CAPITAL

	2025 No of shares	2025 A$
Total issued capital	1,398,122,640	151,356,087
Issue of shares – Placement (i)	47,058,824	2,000,000
Capital raising costs – options issued to corporate advisor	-	(100,000)
Capital raising costs – cash	-	(120,000)
Total issued capital	1,445,181,464	153,136,087

	2024 No of shares	2024 A$
Total issued capital	1,494,239,175	75,725,376
Cancellation of shares – Share buyback	(100,000,000)	(1,302,483)
Issue of shares – Supplier	3,105,590	250,000
Issue of shares – Exercise of unlisted options – cash	777,875	58,341
Nasdaq business combination	-	76,624,853
Total issued capital	1,398,122,640	151,356,087

(i)	On 10 December 2024, the Company issued 47,058,824 shares at an issue price of $0.0425 per share to raise cash proceeds of $2m (before expenses) (Placement). The Placement was lead managed by Evolution Capital Pty Ltd (Evolution). Evolution was paid 6% of the amount raised and issued 10,000,000 listed options ($0.08 each expiring 14 November 2025). Funds raised from the Placement will be used for advancing the Company’s recently acquired Leinster Project including sampling and drilling and for working capital purposes.

Terms and conditions of contributed equity

Fully paid ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from sale of all surplus assets in proportion to the number of paid up shares held. Fully paid ordinary shares entitle their holder to one vote, either in person or by proxy, at any shareholders’ meeting of the Company.

FINANCIAL STATEMENTS 2025 AND 2024	Page 31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	RESERVES

	2025 A$	2024 A$
Share-based payment reserve (a)	188,131,583	16,850,958
Foreign currency translation reserve (b)	2,660,807	927,195
NASDAQ listing reserve (c)	68,406,502	68,406,502
	259,198,892	86,184,655

a)	Share-based payment reserve

The share based payment reserve records items recognised as expenses on valuation of employee share options and options issued to directors and consultants.

	2025 No of Options	2025 A$
Balance at beginning of year	473,298,935	16,850,958
Listed Options
Expiry of options ($0.18 each expiring 31 March 2025)	(223,076,970)	-
Issue of listed options ($0.10 each expiring 30 April 2027)	178,418,736	356,837
Issue of listed options ($0.08 each expiring 14 November 2025)	10,000,000	100,000
Unlisted Options
Expiry of options ($0.10 each expiring 27 January 2025)	(7,000,000)	-
Expiry of options ($0.12 each expiring 1 May 2025)	(5,000,000)	-
Expiry of options ($0.14 each expiring 1 May 2025)	(5,000,000)	-
Expiry of options ($0.16 each expiring 1 May 2025)	(5,000,000)	-
Expiry of options ($0.18 each expiring 1 May 2025)	(5,000,000)	-
Performance Rights
Issue of performance rights – Directors	45,000,000	70,050
Expiry of performance rights (31 December 2024)	(45,000,000)	-
Expiry of performance rights (30 June 2025)	(45,000,000)	-
CRML Issues
Issue of CRML shares for TM1 acquisition	-	12,339,524
Issue of shares for Tanbreez acquisition	-	135,582,284
Other issue of shares and RSU’s by CRML	-	22,831,930
Balance at end of year	366,640,701	188,131,583

	2024 No of Options	2024 A$
Balance at beginning of year	428,575,360	14,769,159
Listed Options
Exercise of options (note 25)	(777,875)	-
Expiry of options ($0.075 each expiring 19 April 2024)	(165,944,090)	-
Issue of listed options ($0.08 each expiring 14 November 2025)	166,721,965	833,610
Unlisted Options
Expiry of options ($0.20 each expiring 22 February 2024)	(7,776,425)	-
Nasdaq business combination	-	1,185,189
Performance Rights
Issue of performance rights – Directors	45,000,000	53,250
Performance Shares
Issue of performance shares – Directors	7,500,000	9,750
Balance at end of year	473,298,935	16,850,958

FINANCIAL STATEMENTS 2025 AND 2024	Page 32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2025, the unissued ordinary shares of the Company under unlisted options and performance rights are as follows:

Date of Expiry	Status	Exercise Price	Fair Value at Grant Date	Number of Options
14/11/2025	Listed	8.0 cents	$0.005	166,721,965
14/11/2025	Listed	8.0 cents	$0.01	10,000,000
26/06/2026	Unlisted	12.0 cents	$0.0296	4,000,000
30/04/2027	Listed	10.0 cents	$0.002	178,418,736
				359,140,701

Date of Expiry	Status	Exercise Price	Fair Value at Grant Date	Number of Performance Shares
14/11/2025	Unlisted	$0.00 cents	$0.052	7,500,000
				7,500,000

At 30 June 2024, the unissued ordinary shares of the Company under unlisted options and performance rights are as follows:

Date of Expiry	Status	Exercise Price	Fair Value at Grant Date	Number of Options
31/03/2025	Listed	18.0 cents	$0.0090	107,692,324
31/03/2025	Listed	18.0 cents	$0.0000	115,384,646
27/01/2025	Unlisted	10.0 cents	$0.0644	7,000,000
01/05/2025	Unlisted	12.0 cents	$0.0312	5,000,000
01/05/2025	Unlisted	14.0 cents	$0.0292	5,000,000
01/05/2025	Unlisted	16.0 cents	$0.0275	5,000,000
01/05/2025	Unlisted	18.0 cents	$0.0259	5,000,000
14/11/2025	Unlisted	8.0 cents	$0.005	166,721,965
26/06/2026	Unlisted	12.0 cents	$0.0296	4,000,000
				420,798,935

Date of Expiry	Status	Exercise Price	Fair Value at Grant Date	Number of Performance Rights
31/12/2024	Unlisted	$0.00 cents	$0.0022	45,000,000
				45,000,000

Date of Expiry	Status	Exercise Price	Fair Value at Grant Date	Number of Performance Shares
14/11/2025	Unlisted	$0.00 cents	$0.052	7,500,000
				7,500,000

FINANCIAL STATEMENTS 2025 AND 2024	Page 33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b)	Foreign Currency Translation Reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of financial statements of foreign subsidiaries.

	2025 A$	2024 A$
Balance at beginning of year	927,195	2,171,606
Foreign currency exchange differences arising on translation of foreign operations	1,733,612	(2,170,794)
Nasdaq business combination	-	926,383
Balance at end of year	2,660,807	927,195

c)	NASDAQ Listing Reserve

The NASDAQ listing reserve records items recognised in respect to the Company’s listing on the NASDAQ.

	2025 A$	2024 A$
Balance at beginning of year	68,406,502	-
NASDAQ listing costs	-	65,399,122
CRML non-controlling interest at completion of NASDAQ merger	-	3,007,380
Balance at end of year	68,406,502	68,406,502

FINANCIAL STATEMENTS 2025 AND 2024	Page 34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	SHARE-BASED PAYMENTS

	2025 A$	2024 A$
Share based payment
Issue of 3,105,590 shares to supplier (note 25)	-	(250,000)
Director Performance Rights (a)	(70,050)	(53,250)
Director Performance Shares	-	(9,750)
Issue of CRML shares to 2501490 Alberta Inc (b)	(1,767,734)	-
Issue of CRML Shares and RSUs to Directors and management (c)	(47,228,099)	(927,592)
Other	(6,210)	-
	(49,072,093)	(1,240,592)

a)	Performance Rights to Directors

Prior Year Issue

On 11 December 2023, the Company issued performance rights to Okewood Pty Ltd (a related party of Tony Sage) (20,000,000), Pixsell Pty Ltd ATFT Pixsell Unit Trust (a company in which Malcolm Day is a Director) (15,000,000), Michael Carter (5,000,000) and Mykhailo Zhernov (5,000,000) (Performance Rights) in consideration for Director services following receipt of shareholder approval at the AGM held on 29 November 2023. The Performance Rights vest upon the Company’s market capitalisation exceeding $350m for 20 consecutive trading days (based on the volume average weighted price of shares for each trading day during that period. An external valuation of the Performance Rights was obtained totalling $99,00 of which $53,250 was recognised in the year ended 30 June 2025 and a prorated amount of $45,750 has been included in the accounts at 30 June 2025 to reflect the rendering of services in the year ended 30 June 2025.

	Number of Performance Rights	Grant date	Expiry Date	Fair value at grant date $ per right	Vesting conditions
Antony Sage	20,000,000	29 November 2023	31 December 2024	$0.0022	Tranche A
Malcolm Day	15,000,000	29 November 2023	31 December 2024	$0.0022	Tranche A
Michael Carter	5,000,000	29 November 2023	31 December 2024	$0.0022	Tranche A
Mykhailo Zhernov	5,000,000	29 November 2023	31 December 2024	$0.0022	Tranche A

The fair value of the performance rights was determined using the Monte Carlo Simulation Methodology (MCSM), taking into account the terms and conditions upon which the performance rights were granted. The following table lists the input to the model for the performance rights:

	Antony Sage	Malcolm Day	Michael Carter	Mykhailo Zhernov
	Tranche A	Tranche A	Tranche A	Tranche A
Dividend yield (%)	Nil	Nil	Nil	Nil
Expected volatility (%)	50%	50%	50%	50%
Risk free interest rate (%)	4.294%	4.294%	4.294%	4.294%
Exercise price ($)	$0.00	$0.00	$0.00	$0.00
Marketability discount (%)	Nil	Nil	Nil	Nil
Expected life of options (years)	1.09 years	1.09 years	1.09 years	1.09 years
Share price at grant date ($)	$0.076	$0.076	$0.076	$0.076
Value per option ($)	$0.0022	$0.0022	$0.0022	$0.0022

FINANCIAL STATEMENTS 2025 AND 2024	Page 35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Current Year Issue

On 5 December 2024, the Company issued performance rights to Okewood Pty Ltd (a related party of Tony Sage) (20,000,000), Pixsell Pty Ltd ATFT Pixsell Unit Trust (a company in which Malcolm Day is a Director) (15,000,000), Michael Carter (5,000,000) and Mykhailo Zhernov (5,000,000) (Performance Rights) in consideration for Director services following receipt of shareholder approval at the AGM held on 29 November 2024. The Performance Rights vest upon the Company’s market capitalisation exceeding $200m for 5 consecutive trading days (based on the volume average weighted price of shares for each trading day during that period. An external valuation of the Performance Rights was obtained for which an amount of $24,300 has been included in the accounts at 30 June 2025 to reflect the rendering of services in the year ended 30 June 2025.

	Number of Performance Rights	Grant date	Expiry Date	Fair value at grant date $ per right	Vesting conditions
Antony Sage	20,000,000	29 November 2024	30 June 2025	$0.00054	Tranche A
Malcolm Day	15,000,000	29 November 2024	30 June 2025	$0.00054	Tranche A
Michael Carter	5,000,000	29 November 2024	30 June 2025	$0.00054	Tranche A
Mykhailo Zhernov	5,000,000	29 November 2024	30 June 2025	$0.00054	Tranche A

The fair value of the performance rights was determined using the Monte Carlo Simulation Methodology (MCSM), taking into account the terms and conditions upon which the performance rights were granted. The following table lists the input to the model for the performance rights:

	Antony Sage	Malcolm Day	Michael Carter	Mykhailo Zhernov
	Tranche A	Tranche A	Tranche A	Tranche A
Dividend yield (%)	Nil	Nil	Nil	Nil
Expected volatility (%)	70%	70%	70%	70%
Risk free interest rate (%)	4.303%	4.303%	4.303%	4.303%
Exercise price ($)	$0.00	$0.00	$0.00	$0.00
Marketability discount (%)	Nil	Nil	Nil	Nil
Expected life of options (years)	0.59 years	0.59 years	0.59 years	0.59 years
Share price at grant date ($)	$0.0369	$0.0369	$0.0369	$0.0369
Value per option ($)	$0.00054	$0.00054	$0.00054	$0.00054

b)	Issue of CRML Shares

On 16 April 2025, the Company entered into an agreement with 2501490 Alberta Inc to provide capital markets consulting services to the Company. The Consideration for these services was the transfer of 500,000 shares held by EUR in CRML to 2501490 Alberta Inc. The value of the transfer has been calculated based on the CRML shares price at the date of entering into the agreement.

c)	CRML Issue of Shares and RSU’s

RSUs to Directors and Management

On 7 June 2024, CRML issued 955,000 restricted stock units (RSU’s) to directors and management of CRML. On 1 July 2024, CRML issued 1,285,000 RSU’s to directors and management of CRML. The RSU’s were originally subject to varying vesting conditions. On 25 January 2025, the vesting period for all 2,240,000 RSU’s was revised to 27 February 2025. The RSU’s were valued based on the trading price on the date of issue with the overall cost to be spread over the vesting period taking into consideration the revised besting period. An amount of US$22,568,094 has been booked in the accounts as at 30 June 2025.

On 28 January 2025, CRML issued 100,000 RSU’s to Steve Parkes, the previous CFO of CRML. The RSU’s vest on 1 July 2025 subject to the participant not experiencing a termination of employment or service with CRML or its subsidiaries on or prior to the vesting date or other as determined by the Board (Tranche A). The RSU’s have been valued based on the trading price on the date of issue with the overall cost to be spread over the vesting period. An amount of US$807,000 has been booked in the accounts at 30 June 2025.

FINANCIAL STATEMENTS 2025 AND 2024	Page 36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On 28 January 2025, CRML issued 100,000 RSU’s to Michael Ryan, the newly appointed Director of the Company. The RSU’s vest on 1 July 2025 per Tranche A vesting conditions. The RSU’s have been valued based on the trading price on the date of issue with the overall cost to be spread over the vesting period. An amount of US$807,000 has been booked in the accounts at 30 June 2025.

	Number of RSU’s	Grant date	Vesting Date	Fair value at grant date $ per right	Vesting conditions
Steve Parkes	100,000	28 January 2025	1 July 2025	$8.07	Tranche A
Michael Ryan	100,000	28 January 2025	1 July 2025	$8.07	Tranche A

On 1 May 2025, CRML issued 100,000 RSU’s to John Thomas, the new General Counsel of CRML. The RSU’s vest on 1 July 2025 subject to the per Tranche A vesting conditions. The RSU’s have been valued based on the trading price on the date of issue with the overall cost to be spread over the vesting period. An amount of US$155,000 has been booked in the accounts at 30 June 2025.

On 1 May 2025, CRML issued 100,000 RSU’s to Thomas McNamara, the new Director Of Corporate Development & Investor Relations of CRML. The RSU’s vest on 1 July 2025 subject to the per Tranche A vesting conditions. The RSU’s have been valued based on the trading price on the date of issue with the overall cost to be spread over the vesting period. An amount of US$155,000 has been booked in the accounts at 30 June 2025.

	Number of RSU’s	Grant date	Vesting Date	Fair value at grant date $ per right	Vesting conditions
John Thomas	100,000	1 May 2025	1 July 2025	$1.55	Tranche A
Thomas McNamara	100,000	1 May 2025	1 July 2025	$1.55	Tranche A

On 16 May 2025, CRML issued 1,810,000 RSU’s to Directors of CRML for past services provided. The RSU’s vest on 1 July 2025. The have been valued based on the trading price on the date of issue with the overall cost recognised immediately. An amount of US$2,552,100 has been booked in the accounts at 30 June 2025.

	Number of RSU’s	Grant date	Vesting Date	Fair value at grant date $ per right	Vesting conditions
Tony Sage	1,000,000	16 May 2025	1 July 2025	$1.41	None
Malcolm Day	250,000	16 May 2025	1 July 2025	$1.41	None
Mykhailo Zhernov	250,000	16 May 2025	1 July 2025	$1.41	None
Michael Hanson	250,000	16 May 2025	1 July 2025	$1.41	None
Michael Ryan	60,000	16 May 2025	1 July 2025	$1.41	None

RSU’s to Suppliers

On 28 January 2025, CRML issued 10,000 shares to Chris Gale for the provision of services to the Company in respect to the Transaction during the period up to 31 December 2024. The shares vested on 28 February 2025. The shares have been valued based on the trading price on the date of issue with the overall cost to be spread over the vesting period. An amount of US$80,700 has been booked in the accounts at 30 June 2025.

	Number of RSU’s	Grant date	Fair value at grant date $ per right	Vesting Date
Chris Gale	10,000	28 January 2025	$8.07	30 June 2025

FINANCIAL STATEMENTS 2025 AND 2024	Page 37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Shares to Suppliers

On 28 January 2025, CRML issued 100,000 shares to Bellatrix Corporate Pty Ltd (Bellatrix), a related party to the previous interim CFO of CRML Ms Melissa Chapman. The shares were issued in respect of accounting services provided to CRML by Bellatrix during the period up to 31 December 2024. The shares vested on 28 February 2025. The shares have been valued based on the trading price on the date of issue with the overall cost to be spread over the vesting period. An amount of US$807,000 has been booked in the accounts at 30 June 2025.

	Number of Shares	Grant date	Fair value at grant date $ per right	Vesting Date
Bellatrix	100,000	28 January 2025	$8.07	28 February 2025

Shares to Director

On 26 February 2025, CRML issued 500,000 shares to Tony Sage as a bonus for services provided which vested immediately. The shares have been valued based on the trading price on the date of issue with the overall cost recognised immediately. An amount of US$1,200,000 has been booked in the accounts at 30 June 2025.

	Number of Shares	Grant date	Fair value at grant date $ per right	Vesting Date
Tony Sage	500,000	26 February 2025	$2.40	26 February 2025

Shares to Suppliers

On 5 June 2025, CRML issued 500,000 shares to Alberta Inc for the provision of services to CRML in respect to marketing services during the period between 1 March 2025 to 31 May 2025. The shares vested on 31 May 2025. The shares have been valued based on the trading price on the date of issue with the overall cost to be spread over the vesting period. An amount of US$955,000 has been booked in the accounts at 30 June 2025.

	Number of Shares	Grant date	Fair value at grant date $ per right	Vesting Date
Alberta Inc	500,000	1 March 2025	$1.91	31 May 2025

Shares to Suppliers

On 6 June 2025, CRML issued 350,365 shares to Skylong Asset Limited for the provision of services to CRML in respect to transaction with Obeikan which vested immediately. The shares have been valued based on the trading price on the date of issue with the overall cost recognised immediately. An amount of US$480,000 has been booked in the accounts at 30 June 2025.

	Number of Shares	Grant date	Fair value at grant date $ per right		Vesting Date
Skylong Asset Limited	350,365	6 June 2025	US$	1.37	6 June 2025

FINANCIAL STATEMENTS 2025 AND 2024	Page 38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	LOSS PER SHARE

	2025 A$	2024 A$
Loss used in the calculation of basic and dilutive loss per share	(96,790,991)	(200,278,301)

	2025 Cents per share	2024 Cents per share
Loss per share:
Basic loss per share (cents per share)	(6.80)	(14.32)
Diluted loss per share (cents per share)	(6.80)	(14.32)

	2024 Number	2024 Number
Weighted average number of shares	1,424,295,082	1,398,439,052

There are dilutive potential ordinary shares on issue at balance date. However, given the Company has made a loss, there is no dilution of earnings hence the diluted loss per share is the same as for basic loss per share.

29.	COMMITMENTS AND CONTINGENCIES

a)	Exploration commitments

The Group has minimum expenditure requirements in relation to its exploration and mining licences at its Australian held and Irish held tenements totalling $1,266,577.

The Group has no minimum expenditure requirements in relation to its exploration and mining licenses at its Wolfsberg Project, Austrian Lithium Project and Tanbreez Project other than minimal annual licence and mine safety fees.

b)	Contingencies

On 1 August 2022, the Company entered into an agreement with Wombat Resources Pty Ltd (Wombat) to purchase all of Wombat’s legal and beneficial interests in E47/4144 which includes a royalty of 1% from all revenue from the sale of any minerals mined from E47/4144 and 15% of any sale proceeds on the sale of E47/4144. On 17 July 2023, Wombat assigned the interest in the royalty to Hill 50 Gold mines Pty Ltd.

The Company completed the acquisition of 100% of the issued share capital and voting rights of European Lithium Ukraine LLC (European Lithium Ukraine) a Ukraine incorporated company that is applying (through either court proceedings, public auction and/or production sharing agreement with the Ukraine Government) for 20-year special permits for the extraction and production of lithium at the Shevchenkivske project and Dobra Project in Ukraine from Millstone and Company Global DW LLC (Millstone) (European Lithium Ukraine Acquisition). No consideration was paid at closing for the European Lithium Ukraine Acquisition however there is deferred consideration which is contingent upon, amongst other things, shareholder approval and grant and exploration commencing at the Shevchenkivske project and Dobra Project.

On 12 February 2024, CRML entered into a letter agreement with Jett Capital in respect to their fees in connection with the Transaction. Jett Capital are entitled to a fee of $3,331,718 at closing of the first equity or equity linked offering by, or placement into the Company, a fee of $3,331,718 at closing of the second equity or equity linked offering by, or placement into the Company and a fee of $6,663,435 at closing of the third equity or equity linked offering by, or placement into the Company. In addition, Jett Capital and CCM are collectively entitled to a cash fee of 5% of the PIPE financing proceeds for their services as co-placement agents, to be shared equally between CCM and Jett Capital. Should the PIPE financing proceeds be raised by Jett Capital not as co-placement agent, then Jett Capital is entitled to a cash fee of 5% of the PIPE financing proceeds along with private placement warrants equal to 5% of the total offering size.

FINANCIAL STATEMENTS 2025 AND 2024	Page 39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On 27 February 2024, CRML entered into a letter agreement with CCM in respect to their fees in connection with the Transaction. CCM are entitled to a fee of $1,350,000 at closing of the first equity or equity linked offering by, or placement into the Company, a fee of $1,250,000 at closing of the second equity or equity linked offering by, or placement into the Company and a fee of $1,750,000 at closing of the third equity or equity linked offering by, or placement into the Company. In addition, Jett Capital and CCM are collectively entitled to a cash fee of 5% of the PIPE financing proceeds for their services as co-placement agents, to be shared equally between CCM and Jett Capital.

On 5 June 2024, CRML entered into a heads of agreement to acquire 92.5% of the issued capital of Rimbal Pty Ltd (Vendor) which is the registered holder of 92.5% of the issued capital of Tanbreez Mining Greenland A/S (Tanbreez) which holds the only exploitation permit for rare earths in Greenland (HOA). As at 30 June 2025, the CRML Group had completed the Initial Investment and Stage 1 interest and held an interest of 42.0% interest in Tanbreez. In addition, CRML’s controlling entity European Lithium Limited holds a 7.5% interest in Tanbreez and consequently held a 49.5% interest in Tanbreez as at 30 June 2025. The stage 2 interest to acquire the 50.50% equity interest in Tanbreez is subject to CRML expending a minimum of US$10 million on the permit with 2 years from execution of the HOA (note 16).

On 6 June 2025, CRML entered into an advisor agreement with Skylong Assets Limited (Skylong). Under the terms of the agreement, Skylong are entitled to be issued 1,000,000 ordinary shares in CRML upon the consummation of project financing in respect to the execution of definitive documents to fund any portion of the Obeikan JV (Milestone 1 Advisory Shares) and will be issued a further 1,000,000 ordinary shares in the Company upon the occurrence of commercial production and the first sale and export of lithium hydroxide concentrate by the Obeikan JV (Milestone 2 Advisory Shares). Upon the achievement of Milestone 1 Advisory Shares, Skylong will also be entitled to receive 1,000,000 warrants which are exercisable at $11.50 each on or before 3 years following the date of issue.

On 31 May 2025, CRML entered into a consulting agreement with Director Mike Ryan. Under the terms of the agreement, Michael Ryan is entitled to a payment of 3% of the value of the aware capped at $250,000 for the aware of a defence appropriations program related grant on or before 30 June 2027 (Milestone A), a payment of $250,000 upon the execution of a formal agreement of a suitably substantive and strategic nature on or before 30 June 2027 (Milestone B) and a net production royalty to be calculated at 2% of the Company’s first 12 months of net revenue derived specifically from an individual offtake agreement, with the percentage to drop to 1% of the second 12 months net revenue derived specifically from the same offtake agreement in relation to the Tanbreez Project on or before 30 June 2027.

The Company has provided bank guarantees to the value of €20,000 in respect of any unrepaired damage to property at the Wolfsberg project.

There has been no other change in contingent liabilities since the last annual reporting date.

30.	ACQUISITION OF ASSETS

On 24 November 2024, the Company completed the acquisition of 100% of the issued share capital and voting rights of LRH Resources Limited (LRH) which holds 100% of the rights, title and interest in the Leinster Lithium Project (Leinster Lithium Project) in Ireland from Technology Metals plc (AIM: TM1) in an all-script transaction.

Consideration of $US10 million was completed through the transfer of 1,371,742 shares in CRML held by the Company to LRH. The consideration shares were locked up until 28 February 2025.

The fair value of the shares as at the date of acquisition are:

	Note	Total
Consideration
Shares (1,371,742 shares in CRML)		15,365,200
Fair value adjustment		(1,728,323)
		13,636,877

Assets Acquired
Cash		883
Trade and other receivables		10,124
Liabilities assumed		(6,409)
Net assets acquired		4,598
Deferred exploration and evaluation expenditure	8	13,632,279

FINANCIAL STATEMENTS 2025 AND 2024	Page 40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	SIZZLE ACQUISITION

On 26 October 2022, European Lithium Ltd (EUR) announced that it had entered into an acquisition agreement with Sizzle Acquisition Corp., a US special purpose acquisition company listed on NASDAQ (NASDAQ:SZZL) (Sizzle), pursuant to which EUR will effectively sell down its shareholding in European Lithium AT (Investments) Ltd, ECM Lithium AT GmbH and ECM Lithium AT Operating GmbH (collectively EUR Austria), which hold the Wolfsberg Lithium Project and certain other mineral permits prospective for lithium in Austria, in consideration for the issue of shares in the Company (Transaction). The Transaction was approved by EUR shareholders on 20 January 2023 and on 22 February 2024, Sizzle shareholders approved the transaction as a special meeting. CRML commenced trading on the Nasdaq on 28 February 2024. The Company held an initial interest of 86.3% at the commencement of trading of CRML. As at 30 June 2024, the Company holds an 83.7% interest in CRML.

The Company has accounted for the Transaction in accordance with the March 2013 IFRIC Agenda Decision. The Company’s listing expenses includes the value of shares provided to Sizzle founding shareholders net of the net assets acquired in Sizzle. The listing expense of $104,220,007 has been calculated by the Company comprising:

■	4,221,600 shares in CRML to Sizzle founding shareholders, which in accordance with IFRS 2 have been valued using the Sizzle common share price of US$10.20 per share (A$66,193,619),

■	91,999 shares in CRML to Sizzle existing shareholders, which in accordance with IFRS 2 have been valued using the Sizzle common share price of US$10.20 per share (A$1,442,521),

■	At completion of the Transaction, Sizzle had a net liability position of $36,583,870 as set out below.

In accordance with IFRS 2, the Company has treated the difference between the net liability position and fair value of the shares and warrants of $104,220,007 as a listing expense.

30 June 2024 A$
Fair value of equity instruments to have been issued by CRML
Sizzle share consideration price	US$10.20
Total number of Sizzle shares at closing
Sponsor shares	4,221,600
Sizzle Public shares	91,999
4,313,599

Total fair value of equity instruments issued to Sizzle shareholders (A$)	67,636,137

Fair value of identifiable net assets of Sizzle:
Cash and cash equivalents	15,119,101
Proceeds from trust account attributable to not redeemed shares held by Empery	(13,557,975)
Accrued offering costs and expenses	(18,414,773)
Excise tax payable	(2,507,053)
Deferred underwriters fee	(12,528,425)
Income tax payable	(1,038,309)
Promissory note – related party	(2,243,490)
Listed warrants	(1,412,946)
Fair value of identifiable net assets of Sizzle at 29 February 2024	(36,583,870)

IFRS 2 listing expense	(104,220,007)

FINANCIAL STATEMENTS 2025 AND 2024	Page 41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.	CASH FLOW INFORMATION

	2025 A$	2024 A$
Reconciliation from net loss after tax to net cash used in operations
Net loss	(96,790,991)	(200,278,301)
Non-cash flows included in operating loss:
Depreciation (note 12)	8,167	18,451
Depreciation and amortisation expense – leased assets (note 18)	41,720	55,620
Impairment of convertible notes (note 11)	698,294
Merger expenses	-	116,840,485
Listing expenses	-	1,468,056
Share of net losses of JV accounted for using the equity method	(7,230)	15,021
Shares issued in settlement of creditors	-	273,606
Share based payment expense (note 27)	49,072,093	1,240,592
Share of net losses of JV accounted for using the equity method	(1,084,608)	-
Issue of CRML shares to directors and management in lieu of fees	1,667,628	-
Finance expenses	354,543	45,314,699
Gain/(loss) on fair value of warrants (note 23)	(76,534)	31,455,882
Gain/(Loss) on fair value of financial assets through profit or loss (note 17)	(3,254,138)	(6,811,485)
Foreign exchange	(2,247,647)	1,115,335
Exploration expenditure impairment (note 13)	14,496,678	-
Interest on loan	(96,603)	74,901
Changes in assets and liabilities:
Decrease / (increase) in trade and other receivables	1,233,260	(3,647,157)
Decrease / (increase) in prepaid expenses	938,296	-
(Decrease) / increase in trade and other payables	7,672,607	8,685,599
(Decrease) / increase in provisions	5,627	36,274
Increase in borrowings used for working capital purposes	2,537,192	6,398,718
Fair value of identifiable net assets of Sizzle at 29 February 2024	-	(23,025,895)
Net cash (used in) operating activities	(24,831,646)	(20,769,599)

FINANCIAL STATEMENTS 2025 AND 2024	Page 42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33.	RELATED PARTY DISCLOSURE

a)	Agreements between Related Parties

Effective 1 July 2023, the Company entered into a lease agreement with Okewood Pty Ltd, a company owned by Tony Sage, for the part-lease of 32 Harrogate Street, West Leederville WA 6007 (Lease Agreement). The term of the Lease Agreement is 3 years expiring on 30 June 2026 for a rent of $2,500 per month. The lease covers the rental, outgoings and parking charges under agreements made on commercial terms and conditions at market rates.

As part of the acquisition of European Lithium Ukraine LLC, Millstone and Company Global DWE-LLC (Milestone) provided the Company with an indemnity against the fair value of the take on balances of European Lithium Ukraine, including the short term loans payable with a value of $1,714,192 which has been accounted for as an indemnity asset in accordance with the Group’s accounting policies (refer to note 22). Mr. Zhernov serves as the Managing Partner at Millstone and as such is considered a body corporate entity controlled by Director Mykhailo Zhernov.

b)	Sales and Purchases between Related Parties

Balances between the Company and its subsidiaries which are related parties of the Company have been eliminated on consolidation and are not disclosed in this note. Details of percentage of ordinary shares held in subsidiaries are disclosed in Note 34 to the financial statements.

Note 34 provides information about the group’s structure including the details of the subsidiaries and the holding company. The following table provides the total amount of transactions and outstanding balances that have been entered into with other related parties for the current year.

		Sales to Related Parties $	Purchases from related parties $	Loans to Related Parties $	Amounts owed by related parties $	Amounts owed to related Parties $
Director related entities
Cyclone Metals Limited	2025	13,095	-	-	-	-
Cyclone Metals Limited	2024	-	900	2,274,383	150	-
Okewood Pty Ltd	2025	-	30,000	-	-	-
Okewood Pty Ltd	2024	-	30,000	-	-	-
Boobalicious Pty Ltd	2025	-	6,500	-	-	-
Boobalicious Pty Ltd	2024	-	6,500	-	-	-

Mr Antony Sage is a director of Cyclone Metals Limited and Okewood Pty Ltd. Mr Malcolm Day is a Director of Boobalicious Pty Ltd. Sales to and purchases from director related entities are for the reimbursement of occupancy, travel and other costs.

c)	Loans to Related Parties

On 4 July 2024, the Company entered into a convertible note agreement with Cyclone Metals Ltd (ASX: CLE) for $350,000 (Convertible Note). On 1 November 2024, the Convertible Note, including accrued interest, was repaid through the issue of 451,763,699 CLE shares to the Company. Mr Tony Sage is a director of CLE.

On 13 September 2023 and 12 March 2024, the Company entered into loan agreements and advanced funds of $200,000 and $2,000,000 respectively to CLE (Loans). On 11 December 2024, CLE repaid the Loans (including accrued interest) in full. Mr Tony Sage is a director of CLE.

FINANCIAL STATEMENTS 2025 AND 2024	Page 43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

d)	Investments with Related Parties

On 3 March 2025, the Company completed a placement of $500,000 at an issue price of $0.003 per share with one free attaching option ($0.008 each expiring 5 December 2027) in Moab Minerals Limited (ASX: MOM). Mr Malcom Day is a Director of MOM.

During the year ended 30 June 2025, the Company sold 11,500,000 shares (on a post consolidation basis) it held in CLE to raise funds of $377,218. Mr Tony Sage is a director of CLE.

During the year ended 30 June 2025, the Company participated in the rights issue for $592,808 undertaken by CLE and was issued 37,050,515 shares (on a post consolidation basis) in CLE. Mr Tony Sage is a director of CLE.

During the year, the Company invested funds of $399k in respect to a convertible note entered into with Pan African Niger Limited (PANL) which holds uranium exploration permits in Niger. Mr Tony Sage has a shareholding in PANL.

34.	FINANCIAL INSTRUMENTS

a)	Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2 to the financial statements.

b)	Financial risk exposures and management

The main risks the Group is exposed to through its financial instruments are credit risk, foreign currency risk, interest rate risk, and liquidity risk.

Set out below is an overview of financial instruments, other than cash, restricted cash and short-term deposits, held by the Group as at 30 June 2025:

	At amortised cost	Fair value Through profit or loss
	A$	A$
Financial assets
Trade and other receivables	252,237	-
Total current	252,237	-

Investment in joint venture	-	174,801,266
Financial assets at fair value through profit or loss	-	5,721,395
Total non-current	-	180,522,661

Total assets	252,237	180,522,661

Financial liabilities
Trade and other payables	27,797,762	-
Short term loan	1,901,697	-
Lease liability	46,637	-
Warrants liability	-	62,452,403
Total current	29,746,096	62,452,403

Lease liability	21,685	-
Total non-current	21,685	-

Total liabilities	29,767,781	62,452,403

FINANCIAL STATEMENTS 2025 AND 2024	Page 44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Set out below is an overview of financial instruments, other than cash and short-term deposits, held by the Group as at 30 June 2024:

	At amortised cost	Fair value Through profit or loss
	A$	A$
Financial assets
Trade and other receivables	1,273,879	-
Short term loan receivable	2,274,383	-
Convertible note	-	298,869
Total current	3,548,262	298,869

Investment in joint venture	-	17,681,136
Financial assets at fair value through profit or loss	-	1,390,256
Total non-current	-	19,071,392

Total assets	3,548,262	19,370,261

Financial liabilities
Trade and other payables	17,680,565	-
Short term loan	1,886,948	-
Lease liability	43,246	-
Warrants liability	-	56,755,581
Total current	19,610,759	56,755,581

Lease liability	64,725	-
Total non-current	64,725	-

Total liabilities	19,675,484	56,755,581

Due to their short term nature, the carrying amounts of financial assets and financial liabilities measured at amortised cost approximate their fair values.

c)	Credit risk exposures

Credit risk represents the loss that would be recognised if the counterparties default on their contractual obligations resulting in financial loss to the Group. The Group has adopted the policy of only dealing with creditworthy counterparties and obtaining sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults. The Group measures credit risk on a fair value basis.

d)	Interest rate risk

The Group is exposed to movements in market interest rates on cash. The policy is to monitor the interest rate yield curve out to 120 days to ensure a balance is maintained between the liquidity of cash assets and the interest rate of return.

The entire balance of cash for the Group of $20,021,463 (30 June 2024: $5,778,638) is subject to interest rate risk. Profit or loss is sensitive to higher/lower interest income from cash and cash equivalents as a result of changes in interest rates. At 30 June 2025, if interest rates at that date had been 10 basis points lower with all other variables held constant, there would be no material impact on the post-tax profit for the year.

The balance of cash held on deposit against the offtake prepayment of $23,668,978 (30 June 2024: $22,483,483) is subject to interest rate risk. Profit or loss is sensitive to higher/lower interest income from cash and cash equivalents as a result of changes in interest rates. At 30 June 2025, a movement in the interest rate risks was not material to the Group.

FINANCIAL STATEMENTS 2025 AND 2024	Page 45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

e)	Liquidity risk

The Group manages liquidity risk by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities. Surplus funds are generally only invested in short term bank deposits.

Set out below is an overview of contractual maturities of financial liabilities as at 30 June 2025:

	Less than 6 months A$	6 – 12 months A$	Between 1 and 2 years A$	Between 2 and 5 years A$	Over 5 years A$	Total contractual cashflows A$	Carrying amount of liabilities A$
Financial Liabilities
Non-derivatives
Trade & other payables	27,797,762	-	-	-	-	27,797,762	27,797,762
Lease liability	25,580	25,580	22,923	-	-	74,083	68,322
Derivatives
Warrants liability	62,452,403	-	-	-	-	62,452,403	62,452,403
Total	90,275,745	25,580	22,923	-	-	90,324,248	90,318,487

Set out below is an overview of contractual maturities of financial liabilities as at 30 June 2024:

	Less than 6 months A$	6 – 12 months A$	Between 1 and 2 years A$	Between 2 and 5 years A$	Over 5 years A$	Total contractual cashflows A$	Carrying amount of liabilities A$
Financial Liabilities
Non-derivatives
Trade & other payables	17,680,565	-	-	-	-	17,680,565	17,680,565
Short term loan	1,886,948	-	-	-	-	1,886,948	1,886,948
Lease liability	23,850	23,850	47,698	19,173	-	114,571	114,571
Derivatives
Warrants liability	56,755,581	-	-	-	-	56,755,581	56,755,581
Total	76,346,944	23,850	47,698	19,173	-	76,437,665	76,437,665

f)	Net fair value

In accordance with the accounting policies disclosed in Note 2 of the financial statement, the Group measures and recognises the following assets and liabilities at fair value on a recurring basis after initial recognition:

■	Financial assets at fair value through the profit or loss

■	Derivative liabilities

IFRS 13 Fair Value Measurement requires the disclosure of fair value information by level of the fair value hierarchy, which categorises fair value measurements into one of three possible levels based on the lowest level input that is significant to the measurement can be categorised into as follows:

■	Level 1 – Measurements based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

■	Level 2 – Measurement based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly

■	Level 3 – Measurements based on unobservable inputs for the asset or liability.

FINANCIAL STATEMENTS 2025 AND 2024	Page 46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Set out below is an overview of financial assets and liabilities recorded at fair value in the financial statements as at 30 June 2025:

	Level 1	Level 2	Level 3	Total
	A$	A$	A$	A$
Financial assets
Financial assets (Note 17)	5,721,395	-	-	5,721,395
Investment in JV (Note 16)	-	-	174,801,266	174,801,266
Total assets recognised at fair value	5,721,395	-	174,801,266	180,522,661

Financial liability
Warrants liability (Note 23)	5,387,327	57,065,076	-	62,452,403
Total liabilities recognised at fair value	5,387,327	57,065,076	-	62,452,403

Set out below is an overview of financial assets and liabilities recorded at fair value in the financial statements as at 30 June 2024:

	Level 1	Level 2	Level 3	Total
	A$	A$	A$	A$
Financial assets
Financial assets (Note 17)	1,390,256	-	-	1,390,256
Investment in JV (Note 16)	-	-	17,681,136	17,681,136
Convertible Note (Note 11)	-	-	298,869	298,869
Total assets recognised at fair value	1,390,256	-	17,980,005	19,370,261

Financial liability
Warrants liability (Note 23)	3,508,115	53,247,466	-	56,755,581
Total liabilities recognised at fair value	3,508,115	53,247,466	-	56,755,581

g)	Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from commercial transactions. The Group converted assets and liabilities into the functional currency where balances were denominated in a currency other than the Australian dollar.

The Group also has transactional currency exposures. Such exposure arises from sales or purchases by an operating entity in currencies other than the functional currency.

35.	SUBSIDIARIES

		Ownership Interest
	Country of Incorporation	2025%	2024%
European Lithium Limited	Australia	n/a	n/a
Subsidiaries
ECM Lithium AT GmbH	Austria	100	100
ECM Lithium AT Operating GmbH	Austria	100	100
European Lithium AT (Investments) Ltd	British Virgin Islands	100	100
Critical Metals Corp	British Virgin Islands	60.92	83.70
Critical BTC LLC	USA	100	-
CM Sub Corp (previously Sizzle Acquisition Corp)	USA	100	100
LRH Resources Limited	Irish	100	-
Lithium Exploration GmbH	Austria	100	100
European Lithium Ukraine Limited	Ukraine	100	100

FINANCIAL STATEMENTS 2025 AND 2024	Page 47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.	KEY MANAGEMENT PERSONNEL DISCLOSURES

a)	Key management personnel compensation

	2025 A$	2024 A$
Short-term employee benefits	1,247,283	552,000
Share-based payments – performance rights	70,050	63,000
Share-based payments – CRML share based payments	27,644,393	298,117
	28,961,726	913,117

b)	Equity instrument disclosures relating to key management personnel

Refer to note 27 for details on options, performance rights and performance shares issued to key management personnel of the Group during the year.

37.	PARENT ENTITY FINANCIAL INFORMATION

a)	Summary financial information

The individual financial statements of the parent entity show the following aggregate amounts:

	2025 A$	2024 A$
Statement of financial position
Current assets	17,990,790	13,049,293
Total assets	60,940,988	60,954,694
Current liabilities	349,724	325,391
Total liabilities	349,724	353,913
Net assets	60,591,264	60,600,781

Shareholders Equity
Issued capital	87,962,412	86,182,412
Reserves	18,473,610	17,946,723
Accumulated losses	(45,844,758)	(43,528,354)
Total equity	60,591,264	60,600,781

Net loss for the year	(2,316,404)	13,592,099
Comprehensive loss	(2,316,404)	13,592,099

FINANCIAL STATEMENTS 2025 AND 2024	Page 48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38.	EVENTS AFTER THE REPORTING PERIOD

SID

19 May 2026 – The Company announced that it has entered into a binding Scheme Implementation Deed (SID) with CRML under which it is proposed that CRML will acquire 100% of the issued share capital in EUR and all EUR listed options.

Equity Movements

6 August 2025 - The Company issued 45,000,000 performance rights to Directors of the Company as approved by shareholders, and 35,000,000 performance rights to a consultant of the Company also as approved by shareholders.

19 August 2025 - The Company issued 84,658,234 EUROC listed options (with an exercise price of $0.10 each expiring 30 April 2027) to Directors and consultants of the Company as approved by shareholders. On the same day, the Company issued 35,000,000 EURO listed options (with an exercise price of $0.08 each expiring 14 November 2025) and 819,570 shares to consultants of the Company as approved by shareholders.

27 August 2025 - The Company issued 700,000 shares upon the exercise of listed options ($0.08 each expiring 14 November 2025).

6 October 2025 – The Company issued 2,249,114 shares upon the exercise of listed options ($0.08 each expiring 14 November 2025).

13 October 2025 – The Company issued 50,000,000 shares upon the conversion of performance rights.

16 October 2025 – The Company issued 3,600,000 shares upon the exercise of listed options ($0.08 each expiring 14 November 2025) and 5,000,000 shares upon the exercise of listed options ($0.10 each expiring 30 April 2027)

20 October 2025 – The Company issued 2,965,000 shares upon the exercise of listed options ($0.08 each expiring 14 November 2025)

22 October 2025 - The Company issued 5,876,290 shares upon the exercise of listed options ($0.08 each expiring 14 November 2025)

23 October 2025 - The Company issued 21,923,788 shares upon the exercise of listed options ($0.08 each expiring 14 November 2025) and 2,588,550 shares upon the exercise of listed options ($0.10 each expiring 30 April 2027)

27 October 2025 – The Company issued 7,625,184 shares upon the exercise of listed options ($0.08 each expiring 14 November 2025) and 750,000 shares upon the exercise of listed options ($0.10 each expiring 30 April 2027)

29 October 2025 – The Company issued 14,848,334 shares upon the exercise of listed options ($0.08 each expiring 14 November 2025) and 4,000 shares upon the exercise of listed options ($0.10 each expiring 30 April 2027)

30 October 2025 – The Company issued 8,764,584 shares upon the exercise of listed options ($0.08 each expiring 14 November 2025) and 280,096 shares upon the exercise of listed options ($0.10 each expiring 30 April 2027)

3 November 2025 - The Company issued 11,840,239 shares upon the exercise of listed options ($0.08 each expiring 14 November 2025)

4 November 2025 - The Company issued 26,295,597 shares upon the exercise of listed options ($0.08 each expiring 14 November 2025)

6 November 2025 - The Company issued 28,751,372 shares upon the exercise of listed options ($0.08 each expiring 14 November 2025)

FINANCIAL STATEMENTS 2025 AND 2024	Page 49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10 November 2025 - The Company issued 19,309,246 shares upon the exercise of listed options ($0.08 each expiring 14 November 2025)

12 November 2025 - The Company issued 21,818,170 shares upon the exercise of listed options ($0.08 each expiring 14 November 2025)

13 November 2025 - The Company issued 15,113,304 shares upon the exercise of listed options ($0.08 each expiring 14 November 2025)

14 November 2025 – A total of 7,500,000 incentive shares (subject to milestone) lapsed unvested

17 November 2025 - The Company issued 15,391,460 shares upon the exercise of listed options ($0.08 each expiring 14 November 2025)

19 November 2025 - The Company issued 4,650,283 shares upon the exercise of listed options ($0.08 each expiring 14 November 2025) and 6,100,000 listed options ($0.10 each expiring 30 April 2027) to consultants of the Company

3 December 2025 – The Company issued 270,000,000 performance rights (subject to vesting conditions) to Directors of the Company following approval by shareholders and 506,117 shares to a consultant of the Company following approval by shareholders

16 December 2025 – The Company issued 3,878,206 unlisted options ($0.08 each expiring 31 December 2026)

17 December 2025 – The Company issued 772,076 unlisted options ($0.08 each expiring 31 December 2026) to Directors of the Company in respect to the shortfall offer following approval by shareholders

19 January 2026 – The Company issued 17,500,000 shares upon the exercise of options ($0.10 each expiring 30 April 2027)

27 January 2026 – The Company issued 4,300,000 shares upon the exercise of options ($0.10 each expiring 30 April 2027) and 696,662 shares upon the exercise of unlisted options ($0.08 each expiring 31 December 2026)

10 February 2026 – The Company issued 253,787 shares upon the exercise of unlisted options ($0.08 each expiring 31 December 2026)

20 February 2026 - The Company issued 9,000,000 listed options ($0.10 each expiring 30 April 2027) to an advisor of the Company.

30 March 2026 – The Company issued 560,600 shares upon the exercise of unlisted options ($0.08 each expiring 31 December 2026)

1 April 2026 – The Company cancelled 23,955,240 shares following completion of the buyback

22 April 2026 – A total of 30,000,000 performance rights (subject to vesting conditions) were cancelled unvested

7 May 2026 – The Company issued 154,012 shares upon the exercise of listed options ($0.10 each expiring 30 April 2027)

17 May 2026 – The Company issued 4,530 shares upon the exercise of listed options ($0.10 each expiring 30 April 2027)

3 June 2026 – The Company issued 4,663,778 shares upon the exercise of listed options ($0.10 each expiring 30 April 2027), 2,000,000 shares upon the exercise of unlisted options ($0.12 each expiring 26 June 2026) and 5,983 shares upon the exercise of unlisted options ($0.08 each expiring 31 December 2026)

10 June 2026 – The Company issued 137,222 shares upon the exercise of listed options ($0.10 each expiring 30 April 2027)

11 June 2026 – The Company issued 2,000,000 shares upon the exercise of unlisted options ($0.12 each expiring 26 June 2026)

FINANCIAL STATEMENTS 2025 AND 2024	Page 50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Sale of CRML Shares

9 July 2025 - The Company announced that it had sold a further 500,000 shares in CRML to a US institutional investor at US$3.25 per share to raise total funds of US$1.625m (approximately A$2.5m) net proceeds to EUR.

24 July 2025 - The Company announced that it had sold a further 500,000 shares in CRML to a US institutional investor at US$3.60 per share to raise total funds of US$1.8m (approximately A$2.7m) net proceeds to EUR.

7 October 2025 - The Company announced that it had sold a further 3,000,000 shares in CRML to a US institutional investor at US$7.00 per share to raise total funds of US$21.0m (approximately A$31.7m) net proceeds to EUR.

11 October 2025 - The Company announced that it had sold a further 3,850,000 shares in CRML to a US institutional investor at US$13.00 per share to raise total funds of US$50.0m (approximately A$76.1m) net proceeds to EUR.

15 October 2025 - The Company announced that it had sold a further 3,030,303 shares in CRML to a US institutional investor at US$16.50 per share to raise total funds of US$50.0m (approximately A$76.8m) net proceeds to EUR.

21 January 2026 - The Company sold 5,000,000 shares it held in CRML for net proceeds of US$83.1m (approximately A$121.928m) net proceeds to EUR.

5 February 2026 - The Company sold 2,500,000 shares it held in CRML to raise net proceeds of US$32.06m (approximately A$45.68m) net proceeds to EUR.

PIPE

7 October 2025 – CRML completed a private placement to raise funds of US$35m

17 October 2025 – CRML completed a private placement to raise funds of US$50m

22 April 2026 – CRML completed a private placement to raise funds of US$60m

Share Buy Back

3 October 2025 - The Company announced that it will be undertaking an on-market buy-back of up to 135,000,000 ordinary shares (Share Buy-Back). On 1 April 2026, the Company cancelled 23,955,240 shares purchased as part of the Share Buy-Back.

1 April 2026 – The Company confirmed that it would be undertaking a new on-market share buy-back for a further period of 6 months from 15 April 2026 to 15 October 2026, unless completed or terminated earlier (the Extended Share Buy-Back). No shares have been purchased under the Extended Share Buy-Back.

Pan African

4 July 2025 - The Company subscribed for convertible loan notes of EURO$150,000 in Pan African Niger Limited (PANL). Interest accrues at 20% per annum and is repayable or convertible on or before 31 December 2025 (Convertible Note). The Company may elect to convert the Convertible Note into shares based on the market value price per PANL share at the date of conversion discounted by 50%.

13 March 2026 – The Company made payments of US42m to acquire shares held by First Investments Holdings Ltd in PANL.

Velta Acquisition

27 January 2026 - the Company announced that it had entered into a binding agreement to acquire 100% of Velta Holding (Velta), a US-based titanium company with manufacturing and mining assets located in Ukraine. Under the terms of the agreement, the Company will acquire 100% of the issued capital of Velta for total consideration of approximately 173 million fully paid shares in the Company, subject to the completion of final due diligence and satisfaction of customary conditions precedent.

5 February 2026 - the Company advanced funds of US$5,000,000 to Velta. The funds were advanced under a loan agreement and bear interest at 10% per annum and is secured over the assets of Velta. The loan is repayable the earlier of 1 March 2027, the occurrence of a mandatory repayment event of 10 business days following the completion of Velta pursuant to the binding agreement entered into and announced on 27 January 2026.

FINANCIAL STATEMENTS 2025 AND 2024	Page 51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26 February 2026 - the Company provided its subsidiary, European Lithium Ukraine LLC, with US$21,000,000 in funds to participate in the debt repurchase auction in connection with the acquisition of Velta (see ASX announcement dated January 27, 2026). European Lithium Ukraine LLC subsequently acquired the debts via auction.

19 May 2026 – The Company advanced funds of US$6,000,000 to Velta. The funds were advanced under a loan agreement and bear interest at 10% per annum and is secured over the assets of Velta. The loan is repayable the earlier of 1 March 2027, the occurrence of a mandatory repayment event of 10 business days following the completion of Velta pursuant to the binding agreement entered into and announced on 27 January 2026.

Moab Minerals Limited

10 July 2025 - the Company participated in a placement of $141,000 with Moab Minerals Limited (ASX: MOM) and was issued 141,000,000 shares in MOM hence increasing it’s shareholding to ~16%. On the same day, EUR granted a cash loan of $500k to MOM.

4 May 2026 – The Company EUR granted a cash loan of $200k to MOM.

Projects

16 July 2025 and 21 July 2025 - the Company announcement the commencement of the resource upgrade diamond drilling program at the Tanbreez Project.

13 August 2025 - the Company announced that Tanbreez Mining Greenland A/S (Tanbreez), has appointed NIRAS A/S (NIRAS), a globally leading multidisciplinary engineering and environmental consultancy based in Denmark, to complete the Definitive Feasibility Study (DFS) for a 500,000 metric tonnes per annum (Mtpa) mining and processing operation at the Tanbreez Project.

27 August 2025 - the Company announced that CRML has entered into a non-binding letter of intent with Ucore Rare Metals Inc. for a potential offtake agreement for up to 10,000 metric tons of rare earth concentrate from our Tanbreez Project, which represents approximately 10% of the Tanbreez Project’s initial projected production.

2 October 2025 - the Company announced that CRML entered into Amendment No. 1 to the Amended and Restated Heads of Agreement (the HoA Amendment) with Rimbal Pty. Ltd. (Rimbal). The HoA Amendment amends the Amended and Restated Heads of Agreement, dated as of 19 July 2024 between the Company and Rimbal, which is the agreement that sets forth the terms by which the Company can acquire an up to 92.5% ownership interest in the Tanbreez Green Rare Earth Mine (Tanbreez). The HoA Amendment, among other things, (i) removes the Company’s obligation to invest $10 million in Tanbreez to increase its ownership stake in Tanbreez to 92.5% and (ii) upon approval from the Greenlandic Mineral Resources Authority of Rimbal’s transfer of Tanbreez to the Company, obligates the Company to increase its ownership in Tanbreez from 42% to 92.5% in exchange for the issuance of 14,500,000 ordinary shares, par value $0.001 per share, of the Company (Ordinary Shares) to Rimbal. The remaining 7.5% ownership interest in Tanbreez is currently held by the Company.

9 October 2025 – The Company announced that CRML has signed a letter of intent for an offtake agreement with REalloys Inc.

10 December 2025 – The Company announced that CRML has executed the the Term-Sheet for creating a 50%-50% joint venture between CRML and Fabrica de Prelucrare a Concentratelor de Uraniu S.R.L. (FPCU) of Romania, a state-owned entity and a strategic partner from a European Union and NATO member country. This takes the total offtake from Tanbreez Project to 75% of future production.

16 December 2025 – The Company released drilling results from drilling undertaken at the Tanbreez Project.

9 January 2026 – The Company confirmed that CRML has formally greenlit the commencement of constructions of a multi-use storage and pilot plant facility in Qaqortoq, Greenland, a key enabling infrastructure project for the Tanbreez Project.

13 January 2026 – The Company announced that CRML has ordered a fully turnkey integrated mobile geochemical analysis centre.

15 January 2026 – The Company released drilling results from drilling undertaken at the Tanbreez Project.

10 February 2026 – The Company released drilling results from drilling undertaken at the Tanbreez Project.

18 February 2026 – The Company released assay results from drilling undertaken at the Tanbreez Project.

20 April 2026 – The Company announced that the Government of Greenland has approved the transfer of the remaining 50.5% interest in the Tanbreez Project to CRML bringing CRML ownership to 92.5%. The remaining 7.5% ownership interest in Tanbreez is currently held by the Company.

No other matters or circumstances have arisen since the end of the financial year which significantly altered or may significantly alter the operations of the Company, the results of those operations or the state of affairs of the Company in financial years subsequent to 30 June 2025.

FINANCIAL STATEMENTS 2025 AND 2024	Page 52

DIRECTORS DECLARATION

DIRECTORS’ DECLARATION

1.	In the opinion of the directors of European Lithium Limited (the ‘Company’):

a.	the accompanying financial statements and notes give a true and fair view of the Group’s financial position as at 30 June 2025 and of its performance for the year then ended

b.	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

c.	the financial statements and notes thereto are in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

This declaration is signed in accordance with a resolution of the board of directors.

Dated 19 June 2026

Tony Sage
Chairman
Perth, Western Australia

FINANCIAL STATEMENTS 2025 AND 2024	Page 53

INDEPENDENT AUDITORS REPORT

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF EUROPEAN LITHIUM LIMITED

Report on the Audit of the Financial Statements

Opinion

We have audited the consolidated financial statements of European Lithium Limited (the Company) and its controlled entities (the Group), which comprise the consolidated statement of financial position as at 30 June 2025 and as at 30 June 2024, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the years then ended, and notes to the financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as at 30 June 2025 and 30 June 2024, and its financial performance and cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (“US GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report.

We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the financial statements, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management of the Company is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the management either intends to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Brisbane	Melbourne	Perth	Sydney
Level 15	Level 10	Level 18	Level 7, Aurora Place
240 Queen Street	530 Collins Street	197 St Georges Terrace	88 Phillip Street
Brisbane QLD 4000	Melbourne VIC 3000	Perth WA 6000	Sydney NSW 2000
T + 61 7 3085 0888	T + 61 3 8635 1800	T + 61 8 6184 5980	T + 61 2 8059 6800

SW Audit ABN 39 533 589 331. Liability limited by a scheme approved under Professional Standards Legislation. SW Audit is an independent member of ShineWing International Limited.	sw-au.com

FINANCIAL STATEMENTS 2025 AND 2024	Page 54

INDEPENDENT AUDITORS REPORT

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with US GAAS, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude whether, in our judgement, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern for a reasonable period of time.

●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Plan and perform the Group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the Group financial statements. We are responsible for the direction, supervision and review of the work performed for the purposes of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them, all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Purpose of this Report and Limitation of Liability

This report has been prepared solely for the purposes of inclusion in the Report on Form 6-K of Critical Metals Corp. filed with the United States Securities and Exchange Commission (the “SEC”) and incorporation by reference into the registration statements of Critical Metals Corp. identified therein, pursuant to the requirements of Regulation S-X under the Securities Exchange Act of 1934. Our audits were conducted for the purpose of enabling the directors of the Company to comply with their obligations in connection with that filing. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the directors of European Lithium Limited and Critical Metals Corp., in discharging their responsibilities in connection with this filing, for our audit work, for this report, or for the opinions we have formed.

SW Audit

Chartered Accountants

Perth, Australia
19 June 2026

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